UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1.	Notice of Annual General Meeting along with Legend.
2.	Exhibit Index – Annual Report 2024-25

August 5, 2025

The United States

Securities and Exchange Commission

Washington D.C. 20549

United States of America

Attn.: Filing Desk

Dear Sir/Madam,

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

This is with reference to our letter dated June 27, 2025, regarding convening of the Thirty-First Annual General Meeting (AGM) of the Members of ICICI Bank Limited (the Bank) on Saturday, August 30, 2025 at 11:00 a.m. IST through Video Conferencing/Other Audio Visual Means (VC/OAVM).

Pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, we enclose herewith the Notice of the AGM, Annual Report 2024-25 and the Business Responsibility and Sustainability Report, which can also be accessed on the Bank’s website at https://www.icicibank.com/about-us/annual. The same is being sent today through electronic mode to those Members whose email addresses are registered with the Bank/Depository Participants. A letter containing the web-link and QR code for accessing the Notice of the AGM and Annual Report 2024-25 is also being sent today to those Members whose email addresses are not registered with the Bank/Depository Participants. The physical copy of Annual Report 2024-25 and Notice will be sent to those Members who request for the same.

The brief details of the businesses to be transacted at the AGM are given in Annexure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

Annexure

Brief details of the businesses to be transacted at the Thirty-First AGM of the Bank through remote e-voting prior to the AGM and e-voting during the AGM

Sr. No.	Resolution	Type of Resolution (Ordinary/ Special)
Ordinary Business
1	Adoption of audited standalone and consolidated financial statements for the financial year ended March 31, 2025	Ordinary
2	Declaration of dividend on equity shares for the year ended March 31, 2025	Ordinary
3	Re-appointment of Mr. Sandeep Batra as a Director (DIN: 03620913), who retires by rotation and, being eligible, offers himself for re-appointment	Ordinary
4	Re-appointment of M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank	Ordinary
5	Re-appointment of M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of Thirty-First AGM till the conclusion of the Thirty-Third AGM of the Bank	Ordinary
Special Business
6	Appointment of M/s. Parikh Parekh & Associates, Companies Secretaries (Firm Unique Code: P1987MH010000) as Secretarial Auditor of the Bank, to hold office for a term of five consecutive years, with effect from the financial year ending March 31, 2026 till the financial year ending March 31, 2030	Ordinary
7	Revision in remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer of the Bank	Ordinary
8	Revision in remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director of the Bank	Ordinary
9	Revision in remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director of the Bank	Ordinary
10	Revision in remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director of the Bank	Ordinary
11	Re-appointment of Mr. Sandeep Batra (DIN: 03620913) as a Whole-time Director (designated as Executive Director) of the Bank, for a period of two years with effect from December 23, 2025	Ordinary
12	Modification of earlier approved Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Party for FY2026	Ordinary
13	Material Related Party Transactions for purchase of additional shareholding of upto 2% of ICICI Prudential Asset Management Company Limited by the Bank	Ordinary
14	Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2026	Ordinary
15	Material Related Party Transactions for (i) Investment in securities issued by the Related Parties (ii) Purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties) by the Bank for FY2027	Ordinary
16	Material Related Party Transactions for granting of fund based and/or non-fund based credit facilities by the Bank to the Related Party for FY2027	Ordinary
17	Material Related Party Transactions for purchase/sale of loans by the Bank from/to the Related Party for FY2027	Ordinary
18	Material Related Party Transactions for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank with the Related Parties for FY2027	Ordinary
19	Material Related Party Transactions for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions by the Bank with the Related Parties for FY2027	Ordinary
20	Material Related Party Transactions pertaining to foreign exchange and derivative transactions by the Bank with the Related Parties for FY2027	Ordinary
21	Material Related Party Transactions for availing insurance services by the Bank from the Related Party for FY2027	Ordinary
22	Material Related Party Transactions for providing grant by the Bank to the Related Party for undertaking Corporate Social Responsibilities (CSR) projects/activities of the Bank for FY2027	Ordinary
23	Material Related Party Transactions by ICICI Prudential Life Insurance Company Limited, Subsidiary of the Bank for FY2027	Ordinary
24	Material Related Party Transactions by ICICI Securities Primary Dealership Limited, Subsidiary of the Bank for FY2027	Ordinary

Item 1

ICICI Bank Limited

CIN: L65190GJ1994PLC021012

Registered Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, Phone: 0265-6722239

Corporate Office: ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, Phone: 022-40088900

Website: www.icicibank.com, E-mail: companysecretary@icicibank.com

NOTICE TO AMERICAN DEPOSITARY SHARES (“ADS”) HOLDERS

Notice to ADS Holders

The attached is being provided by ICICI Bank Limited (the “Bank”) FOR INFORMATIONAL PURPOSES ONLY and is not to be construed, and does not purport to be, an offer to sell or solicitation of an offer to buy any securities.

Deutsche Bank Trust Company Americas, the Depositary (the “Depositary”), has not reviewed the enclosed, and expressly disclaims any responsibility for, and does not make any recommendation with respect to, the Bank or the matters and/or transactions described or referred to in the enclosed documentation. Furthermore, neither the Depositary nor any of its officers, employees, directors, agents or affiliates controls, is responsible for, endorses, adopts, or guarantees the accuracy or completeness of any information provided at the Bank's request or otherwise made available by the Bank and none of them are liable or responsible for any information contained therein.

Unlike in the past, the Depositary will not exercise the voting rights as instructed by the Board of Directors of the Bank. The Bank is currently seeking to amend the Deposit Agreement (as amended, the “Amended Deposit Agreement”) to allow you to exercise your voting rights through the Depositary. The exercise of voting rights in respect of the ADSs is subject to legal and regulatory restrictions as set out in applicable laws of the Republic of India as amended or replaced from time to time. The amendment to the Deposit Agreement is subject to the prior approval of the Reserve Bank of India (“RBI”). It is uncertain how long it would take for RBI to grant the approval to effectuate the Amended Deposit Agreement. Upon effectiveness of the Amended Deposit Agreement after obtaining RBI's approval, the Bank will file an amendment to Form F-6. Until RBI’s approval of such amendment and effectiveness of the Amended Deposit Agreement, you will continue to have no voting rights.

The matters referred to in the attached are being made with respect to the securities of an Indian company. The proposed action is subject to the disclosure requirements of India, which are different from those of the United States.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in India, and some or all of its officers and directors may be residents of India. You may not be able to sue an Indian company or its officers or directors in an Indian court for violations of the U.S. securities laws. It may be difficult to compel an Indian company and its affiliates to subject themselves to a U.S. court's judgment.

Capitalized terms used in this notice but not defined herein shall have the meanings ascribed to them in the Deposit Agreement, dated as of March 31, 2000 (as amended) between the Bank, the Depositary and all Registered Holders and Beneficial Owners from time to time of Receipts issued thereunder.

NOTICE

NOTICE is hereby given that the Thirty-First Annual General Meeting of the Members of ICICI Bank Limited (the Bank/Company) will be held through Video Conferencing/Other Audio Visual Means (VC/OAVM) on Saturday, August 30, 2025 at 11:00 a.m. IST to transact the following business:

ORDINARY BUSINESS

1.	To receive, consider and adopt the audited standalone and consolidated financial statements for the financial year ended March 31, 2025, together with the Reports of the Directors and the Auditors thereon.

2.	To declare dividend on equity shares.

3.	To appoint a director in place of Mr. Sandeep Batra (DIN: 03620913), who retires by rotation and being eligible, offers himself for re-appointment.

4.	To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India ("RBI") guidelines and subject to such other approvals as may be required, M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) be and are hereby re-appointed as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this Meeting till the conclusion of the Thirty-Third Annual General Meeting of the Bank on such terms including remuneration as detailed in the explanatory statement annexed to this Notice convening the Meeting.

5. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 read with the Companies (Audit and Auditors) Rules, 2014, as may be applicable, the provisions of the Banking Regulation Act, 1949 and Reserve Bank of India ("RBI") guidelines and subject to such other approvals as may be required, M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) be and are hereby re-appointed as one of the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this Meeting till the conclusion of the Thirty-Third Annual General Meeting of the Bank on such terms including remuneration as detailed in the explanatory statement annexed to this Notice convening the Meeting.

SPECIAL BUSINESS

6. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 and the rules made thereunder, and the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force) and based on the recommendation of the Audit Committee and the Board of Directors, M/s. Parikh Parekh & Associates, Company Secretaries (Firm Unique Code: P1987MH010000), be and are hereby appointed as the Secretarial Auditor of the Bank, to hold office for a term of five consecutive years, with effect from the financial year ending March 31, 2026 till the financial year ending March 31, 2030, on such terms including remuneration as detailed in the explanatory statement annexed to this Notice convening the Meeting.

7. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Sandeep Bakhshi (DIN: 00109206), Managing Director & Chief Executive Officer (MD & CEO), be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,887,300 per month with effect from April 1, 2025

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

Rs. 2,014,935 per month with effect from April 1, 2025

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Bakhshi shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

8. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Sandeep Batra (DIN: 03620913), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,546,650 per month with effect from April 1, 2025 to December 22, 2025

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

Rs. 1,845,435 per month with effect from April 1, 2025 to December 22, 2025

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

9. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof, for the time being in force), the revised remuneration of Mr. Rakesh Jha (DIN: 00042075), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,546,650 per month with effect from April 1, 2025

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

Rs. 1,845,435 per month with effect from April 1, 2025

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Jha shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

10. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT subject to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949 (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force), the revised remuneration of Mr. Ajay Kumar Gupta (DIN: 07580795), Executive Director, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the Reserve Bank of India ("RBI"):

Basic Salary:

Rs. 2,546,650 per month with effect from April 1, 2025

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary Allowance:

Rs. 1,845,435 per month with effect from April 1, 2025

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Gupta shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

11. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the applicable provisions of the Companies Act, 2013 ("Act") and the rules made thereunder, the Banking Regulation Act, 1949, read with such directions, guidelines and circulars issued by the Reserve Bank of India ("RBI") in this regard (including any statutory amendment(s), modification(s), variation(s) or re-enactment(s) thereof for the time being in force), the re-appointment of Mr. Sandeep Batra (DIN: 03620913), as a Wholetime Director (designated as Executive Director) of the Bank, liable to retire by rotation, for a period of two years with effect from December 23, 2025 to December 22, 2027, be and is hereby approved on the following terms and conditions or such other amounts/terms and conditions not exceeding the amounts below as may be approved by the RBI and which shall be subject to annual revisions from time to time:

Basic Salary:

Rs. 2,546,650 per month with effect from December 23, 2025

Perquisites:

Perquisites (evaluated as per Income-tax Rules, wherever applicable, and otherwise at actual cost to the Bank in other cases) such as the benefit of the Bank’s furnished accommodation, furnishings, club fees, group insurances (medical insurance, life insurance and personal accident insurance), use of car, running and maintenance of cars including drivers, telephone/IT assets at residence or reimbursement of expenses in lieu thereof, payment of income-tax on perquisites by the Bank to the extent permissible under the Income-tax Act, 1961 and rules framed thereunder, leave and leave travel concession, education and other benefits, provident fund, superannuation fund, gratuity and other retirement benefits, in accordance with the scheme(s) and rule(s) applicable from time to time to retired wholetime Directors of the Bank or the members of the staff, staff housing loan in line with the staff loan policy applicable to specified grades of employees on fulfilling prescribed eligibility criteria to avail loans for purchase of residential property as detailed in the explanatory statement annexed to this Notice convening the Meeting.

Supplementary allowance:

Rs. 1,845,435 per month with effect from December 23, 2025

Bonus:

An amount, as may be determined by the Board at the recommendation of the Board Governance, Remuneration & Nomination Committee ("BGRNC"), based on achievement of such performance parameters as may be laid down by the Board or any Committee thereof, and subject to the approval of RBI and other approvals as may be necessary.

Stock Options:

Stock options under the ICICI Bank Employees Stock Option Scheme-2000 as may be granted by the BGRNC and approved by the Board from time to time subject to the approval of RBI and other approvals as may be necessary.

RESOLVED FURTHER THAT in the event of absence or inadequacy of net profit in any financial year, the remuneration payable to Mr. Batra shall be governed by Section II of Part II of Schedule V of the Act and rules made thereunder, as amended from time to time.

RESOLVED FURTHER THAT the Board (also deemed to include any Committee of the Board) be and is hereby authorised to do all such acts, deeds, matters and things including the power to settle all questions or difficulties that may arise with regard to the aforesaid resolution as it may deem fit and to execute any agreements, documents, instructions, etc. as may be necessary or desirable in connection with or incidental to give effect to the aforesaid resolution.

12. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) pertaining to foreign exchange and derivative transactions, from time to time, with the Related Party listed in the explanatory statement annexed to this Notice convening the meeting, wherein the Bank acts as a market participant, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, during the financial year ending March 31, 2026 ("FY2026"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

13. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, including any statutory amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for purchase of additional shareholding of upto 2% of ICICI Prudential Asset Management Company Limited from Prudential Corporation Holdings Limited notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions, may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, instruments and writings, including filing requisite forms or applications with statutory/regulatory authorities, with power to alter and vary the terms and conditions of such contracts/arrangements/transactions and to do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

14. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws"), and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for-

(i) Investment in securities issued by the related parties

(ii) Purchase/sale of securities from/to related parties in secondary market (issued by related or unrelated parties)

(iii) Borrowing through issuance of debt securities to related parties by ICICI Securities Primary Dealership Limited from time to time, with the Related Parties as listed in the explanatory statement annexed to this Notice convening the meeting, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2026 ("FY2026"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank, as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Securities Primary Dealership Limited.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

15. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws"), and the 'Related Party Transactions Policy' of ICICI Bank Limited (Bank"), and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”, which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise), for-

(i) Investment in securities issued by the Related Parties

(ii) Purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties)

as listed in the explanatory statement annexed to this Notice convening the meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

16. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for granting of credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities to the Related Party listed in the explanatory statement annexed to this Notice convening the meeting on such terms and conditions as may be permitted under the Applicable Laws, and relevant policies of the Bank, including interest and other charges receivable in connection with such facilities, notwithstanding the fact that the maximum limit of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/ arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

17. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/ transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for Purchase and/or sale of loans, by the Bank, from time to time, with the Related Party listed in the explanatory statement annexed to this Notice convening the meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

18. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking repurchase (repo) transactions and other permitted short-term borrowing transactions by the Bank, from time to time, with the Related Parties listed in the explanatory statement annexed to this Notice convening the meeting notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/ transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

19. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/ empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for undertaking reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions, by the Bank, from time to time, with the Related Parties listed in the explanatory statement annexed to this Notice convening the meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

20. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) pertaining to foreign exchange and derivative transactions, from time to time, with the Related Parties listed in the explanatory statement annexed to this Notice convening the meeting, wherein the Bank acts as a market participant, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

21. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for availing insurance services from the Related Party listed in the explanatory statement annexed to this Notice convening the meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

22. To consider and if thought fit to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof (“Applicable Laws”) and the ‘Related Party Transactions Policy’ of ICICI Bank Limited (“Bank”), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as "Board", which term shall be deemed to include any duly authorized Committee constituted/empowered by the Board, from time to time, to exercise its powers conferred by this resolution), for entering into and/or carrying out and/or continuing with contracts/ arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for providing Corporate Social Responsibility (CSR) grant to the Related Party listed in the explanatory statement annexed to this Notice convening the meeting notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of the Bank.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board, to sign and execute all such documents, deeds and writings, including filing the said documents, etc. and do all such acts, deeds and things and take necessary steps as the Board may in its absolute discretion deem necessary, desirable or expedient to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

23. To consider and if thought fit to pass the following resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, the applicable provisions of the Companies Act, 2013 read with rules made thereunder and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for rendering of insurance services by ICICI Prudential Life Insurance Company Limited, from time to time, to the Related Parties listed in the explanatory statement annexed to this Notice convening the meeting, notwithstanding the fact that the aggregate value of such transactions, to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Prudential Life Insurance Company Limited.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

24. To consider and, if thought fit, to pass, the following Resolution as an Ordinary Resolution:

RESOLVED THAT pursuant to the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and such other applicable provisions of law, if any, and any amendments, modifications, variations or re-enactments thereof ("Applicable Laws") and the 'Related Party Transactions Policy' of ICICI Bank Limited ("Bank"), as may be applicable from time to time, the Members of the Bank do hereby approve and accord approval for entering into and/or carrying out and/or continuing with contracts/arrangements/transactions (whether individual transaction or transactions taken together or series of transactions or otherwise) for-

(i) Investment in securities issued by the related parties

(ii) Purchase/sale of securities from/to related parties in secondary market (issued by related or unrelated parties)

(iii) Borrowing through issuance of debt securities to related parties by ICICI Securities Primary Dealership Limited, from time to time, with the Related Parties as listed in the explanatory statement annexed to this Notice convening the meeting, notwithstanding the fact that the aggregate value of such transactions to be entered into individually or taken together with previous transactions, at any point of time during the financial year ending March 31, 2027 ("FY2027"), may exceed Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank, as per the last audited financial statements of the Bank, whichever is lower, as prescribed under the Applicable Laws or any other materiality threshold, as may be applicable from time to time, for each such Party, provided however, that the said contracts/arrangements/transactions shall be carried out on an arm’s length basis and in the ordinary course of business of ICICI Securities Primary Dealership Limited.

RESOLVED FURTHER THAT the Members of the Bank do hereby approve and accord approval to the Board of Directors of the Bank (hereinafter referred to as “Board”), to do all such acts, deeds and things and take necessary steps to give effect to this resolution and to settle any question that may arise in this regard and incidental thereto, without being required to seek any further consent or approval of the Members or otherwise to the end and intent that the Members shall be deemed to have given their approval thereto expressly by the authority of this resolution.

RESOLVED FURTHER THAT the Members of the Bank do hereby also accord approval to the Board, to delegate all or any of its powers herein conferred to any Committee of Directors and/or Director(s) and/or official(s) of the Bank/any other person(s) so authorized by it, in accordance with the Applicable Laws, to do all such acts, deeds, matters and things and also to execute such documents, writings, etc. as may be considered necessary or expedient to give effect to the aforesaid resolution.

NOTES:

a. The relevant Explanatory Statement pursuant to Section 102(1) of the Companies Act, 2013, in respect of Item Nos. 4 to 24 as set out in the Notice is annexed hereto. The Board of Directors of the Company has considered and decided to include Item Nos. 6 to 24 given above as Special Business in the forthcoming Annual General Meeting ("AGM") as they are unavoidable in nature.

b. In compliance with the General Circular No. 14/2020 dated April 08, 2020, General Circular No. 17/2020 dated April 13, 2020, General Circular No. 20/2020 dated May 05, 2020 and other relevant circulars, including General Circular No. 09/2024 dated September 19, 2024 issued by the Ministry of Corporate Affairs, Government of India (“MCA Circulars”), the AGM of the Bank will be held through VC/OAVM.

c. Pursuant to MCA Circulars, Circular No. SEBI/HO/CFD/CMD1/CIR/P/2020/79 dated May 12, 2020 and other relevant circulars, including Circular No. SEBI/HO/CFD/CFD-PoD-2/P/CIR/2024/133 dated October 3, 2024 issued by SEBI, the physical attendance of the Members at the AGM has been dispensed with. Accordingly, the facility for appointment of proxies by the Members will not be available for the AGM and hence, the Proxy Form and Attendance Slip are not annexed to this Notice.

d. Corporate Members intending to appoint their Authorised Representatives to participate in the AGM are requested to send a certified copy of the Board Resolution to the Bank at iciciagm@icicibank.com.

e. Annual Report 2024-25 and this Notice are being sent through electronic mode to those Members whose email addresses are registered with the Bank/Depository Participants. A letter containing the web-link for accessing the Annual Report 2024-25 and this Notice will be sent to those Members whose email addresses are not registered with the Bank/Depository Participants. The physical copy of the Annual Report 2024-25 and this Notice will be sent to those Members who request for the same. Members may note that the Annual Report 2024-25 and this Notice can also be accessed on the Bank’s website at https://www.icicibank.com/about-us/annual, website of the stock exchanges i.e. BSE Limited and National Stock Exchange of India Limited at www.bseindia.com and www.nseindia.com respectively and on the website of the National Securities Depository Limited ("NSDL") at www.evoting.nsdl.com.

f. As the AGM will be held through VC/OAVM, the requirement of providing the Route Map and Landmark for the AGM venue does not apply.

INSTRUCTIONS FOR REMOTE E-VOTING

g. Pursuant to the provisions of Section 108 of the Companies Act, 2013 read with Rule 20 of the Companies (Management and Administration) Rules, 2014 (as amended) and Regulation 44 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 (as amended) and MCA Circulars, the Company is pleased to provide its Members the facility to exercise their right to vote at the AGM by electronic means. The Company has appointed NSDL for facilitating voting through electronic means, as the authorized agency. The facility of casting votes by a Member using remote e-voting prior to the AGM and e-voting during the AGM will be provided by NSDL.

h. A person whose name is recorded in the Register of Members or in the Register of Beneficial Owners maintained by the Depositories as on the cut-off date i.e. Saturday, August 23, 2025, (including those Members who may not have received this Notice due to non-registration of their email address with RTA/Bank/Depositories) only shall be entitled to avail the facility of remote e-voting prior to the AGM and e-voting during the AGM. The voting rights of the Members shall be in proportion to their shares in the total paid-up equity share capital of the Bank as on the cut-off date i.e. Saturday, August 23, 2025, subject to the provisions of the Banking Regulation Act, 1949, as amended.

i. A person who is not a Member as on the cut-off date should treat this Notice for information purpose only.

j. The Members attending the AGM and who have not already cast their votes through remote e-voting shall be able to exercise their voting rights during the AGM.

k. The Members who have cast their votes through remote e-voting prior to the AGM may aIso attend the AGM but shall not be entitled to cast their votes again.

l. The remote e-voting period commences on Tuesday, August 26, 2025 (9:00 a.m. IST) and ends on Friday, August 29, 2025 (5:00 p.m. IST). During this period, the Members of the Bank, holding shares either in physical form or in dematerialised form, as on the cut-off date i.e. Saturday, August 23, 2025 may cast their vote electronically. The remote e-voting module shall be disabled by NSDL for voting thereafter. Once the vote on a resolution is cast by a Member, the Member shall not be allowed to change it subsequently.

m. The instructions for remote e-voting are as under:

Step 1: Access to NSDL e-Voting system

A) Login method for e-Voting for Individual Shareholders holding securities in demat mode.

In terms of SEBI circular dated December 9, 2020 on e-Voting facility provided by listed companies, individual shareholders holding securities in demat mode are allowed to vote through their demat account maintained with Depositories and Depository Participants. Shareholders are advised to update their mobile number and email addresses in their demat accounts in order to access e-Voting facility.

Login method for individual shareholders holding securities in demat mode is given below:

Type of Shareholders	Login Method
Individual shareholders holding securities in demat mode with NSDL

1.   For OTP based login you can click on https://eservices.nsdl.com/SecureWeb/evoting/evotinglogin.jsp. You will have to enter your 8 digit DP ID, 8 digit Client ID, PAN, Verification code and generate OTP. Enter the OTP received on registered email id/mobile number and click on login. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting.

2.   Existing IDeAS user can visit the e-Services website of NSDL viz. https://eservices.nsdl.com either on a personal computer or on a mobile. On the e-Services home page, click on the “Beneficial Owner” icon under “Login” which is available under ‘IDeAS’ section. This will prompt you to enter your existing User ID and Password. After successful authentication, you will be able to see e-Voting services under value added services. Click on “Access to e-Voting” under e-Voting services and you will be able to see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be re-directed to e-voting website of NSDL for casting your vote during the remote e-Voting period.

3.   If the user is not registered for IDeAS e-Services, option to register is available at https://eservices.nsdl.com. Select “Register Online for IDeAS” or click at https://eservices.nsdl.com/SecureWeb/IdeasDirectReg.jsp.

4.   Visit the e-Voting website of NSDL. Open web browser by typing the following URL: https://www.evoting.nsdl.com either on a Personal Computer or on a mobile. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/Member’ section. A new screen will open. You will have to enter your User ID (i.e. your sixteen-digit demat account number held with NSDL), Password/OTP and a Verification Code as shown on the screen. After successful authentication, you will be redirected to NSDL Depository site wherein you can see e-Voting page. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

5.   Shareholders/Members can also download NSDL Mobile App “NSDL Speede” from Google Play or App Store.

Type of Shareholders	Login Method
Individual Shareholders holding securities in demat mode with Central Depository Services (India) Limited (CDSL)

1.   Users who have opted for CDSL Easi/Easiest facility, can login through their existing user id and password. Option will be made available to reach e-Voting page without any further authentication. The users to login Easi/Easiest are requested to visit CDSL website www.cdslindia.com and click on login icon & New System Myeasi Tab and then use your existing Myeasi username & password.

2.   After successful login the Easi/Easiest user will be able to see the e-Voting option for eligible companies where the evoting is in progress as per the information provided by company. On clicking the evoting option, the user will be able to see e-Voting page of the e-Voting service provider for casting your vote during the remote e-Voting period or joining virtual meeting & voting during the meeting. Additionally, there is also a link provided to access the system of all e-Voting Service Providers, so that the user can visit the e-Voting service providers’ website directly.

3.   If the user is not registered for Easi/Easiest, option to register is available at CDSL website www.cdslindia.com and click on login & New System Myeasi Tab and then click on registration option.

4.   Alternatively, the user can directly access e-Voting page by providing Demat Account Number and PAN from e-Voting link available on www.cdslindia.com home page. The system will authenticate the user by sending OTP on registered Mobile & Email as recorded in the Demat Account. After successful authentication, user will be able to see the e-Voting option where the evoting is in progress and also able to directly access the system of all e-Voting Service Providers.

Individual Shareholders (holding securities in demat mode) login through their depository participants

You can also login using the login credentials of your demat account through your Depository Participant registered with NSDL/CDSL for e-Voting facility. Upon logging in, you will be able to see e-Voting option. Click on e-Voting option, you will be redirected to NSDL/CDSL Depository site after successful authentication, wherein you can see e-Voting feature. Click on company name or e-Voting service provider i.e. NSDL and you will be redirected to e-Voting website of NSDL for casting your vote during the remote e-Voting period.

Members who are unable to retrieve User ID/Password are advised to use Forget User ID and Forget Password option available at abovementioned website.

Helpdesk for Individual Shareholders holding securities in demat mode for any technical issues related to login through Depository i.e. NSDL and CDSL:

Login type	Helpdesk details
Individual Shareholders holding securities in demat mode with NSDL	Members facing any technical issue in login can contact NSDL helpdesk by sending a request at evoting@nsdl.com or call at 022-4886 7000
Individual Shareholders holding securities in demat mode with CDSL	Members facing any technical issue in login can contact CDSL helpdesk by sending a request at helpdesk.evoting@cdslindia.com or contact at Toll free No.: 1800 21 09911

B) Login Method for Shareholders other than Individual Shareholders holding securities in demat mode and Shareholders holding securities in physical mode.

How to Log-in to NSDL e-Voting website?

1. Open web browser and type the following URL: https://www.evoting.nsdl.com/ either on a Personal Computer or on a mobile.

2. Once the home page of e-Voting system is launched, click on the icon “Login” which is available under ‘Shareholder/ Member’ section.

3. A new screen will open. You will have to enter your User ID, your Password/OTP and a Verification Code as shown on the screen.

Alternatively, if you are registered for NSDL eservices i.e. IDeAS, you can log-in at https://eservices.nsdl.com/ with your existing IDeAS login. Once you log-in to NSDL eservices after using your log-in credentials, click on e-Voting and you can proceed to Step 2 i.e. Cast your vote electronically.

4. Your User ID details are given below:

Manner of holding shares i.e. Demat (NSDL or CDSL) or Physical	Your User ID is:
For Members who hold shares in demat account with NSDL	8 Character DP ID followed by 8 Digit Client ID For example, if DP ID is IN300*** and Client ID is 12****** then User ID is IN300***12******
For Members who hold shares in demat account with CDSL	16 Digit Beneficiary ID For example, if Beneficiary ID is 12************** then User ID is 12**************
For Members who hold shares in Physical Form	EVEN Number followed by Folio Number registered with the company For example, if folio number is 001*** and EVEN is 134742 then User ID is 134742001***

5. Your Password details are given below:

a) If you are already registered for e-Voting, then you can use your existing password to login and cast your vote.

b) If you are using NSDL e-Voting system for the first time, you will need to retrieve the ‘initial password’ which was communicated to you. Once you retrieve your ‘initial password’, you need to enter the ‘initial password’ and the system will force you to change your password.

c) How to retrieve your ‘initial password’?

(i) If your email ID is registered in your demat account or with the company, your ‘initial password’ is communicated to you on your email ID. Trace the email sent to you from NSDL from your mailbox. Open the email and open the attachment i.e. a .pdf file. The password to open the .pdf file is your 8 digit Client ID for NSDL account or last 8 digits of Client ID for CDSL account or folio number for shares held in physical form. The ..pdf file contains your ‘User ID’ and your ‘initial password’.

(ii) If your email address is not registered, please follow steps mentioned below in this Notice.

6. If you are unable to retrieve or have not received the Initial password or have forgotten your password:

a) Click on “Forgot User Details/Password?” (If you are holding shares in your demat account with NSDL or CDSL) option available on www.evoting.nsdl.com.

b) Click on “Physical User Reset Password?” (If you are holding shares in physical mode) option available on www.evoting.nsdl.com.

c) If you are still unable to get the password by aforesaid two options, you can send a request at evoting@nsdl.com mentioning your demat account number/folio number, your PAN, your name and your registered address etc.

d) Members can also use the OTP (One Time Password) based login for casting the votes on the e-Voting system of NSDL.

7. After entering your password, tick on Agree to “Terms and Conditions” by selecting on the check box.

8. Now, you will have to click on “Login” button.

9. After you click on the “Login” button, Home page of e-Voting will open.

Step 2: Cast your vote electronically on NSDL e-Voting system.

How to cast your vote electronically on NSDL e-Voting system?

1.	After successful login at Step 1, you will be able to see all the companies “EVEN” in which you are holding shares and whose voting cycle is in active status.

2.	Select “EVEN” of ICICI Bank Limited.

3.	Now you are ready for e-Voting as the Voting page opens.

4.	Cast your vote by selecting appropriate options i.e. assent or dissent, verify/modify the number of shares for which you wish to cast your vote and click on “Submit” and also “Confirm” when prompted.

5.	Upon confirmation, the message “Vote cast successfully” will be displayed.

6.	You can also take the printout of the votes cast by you by clicking on the print option on the confirmation page.

7.	Once you confirm your vote on the resolution, you will not be allowed to modify your vote.

Those Shareholders whose email addresses are not registered with the Company/Depositories, may send a request to evoting@nsdl.com or to the Company at iciciagm@icicibank.com for procuring User ID and Password for e-Voting.

Any person holding shares in physical form and non-individual shareholders, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Saturday, August 23, 2025, may obtain the User ID and Password by sending a request at evoting@nsdl.com or to the Company at iciciagm@icicibank.com. However, if you are already registered with NSDL for remote e-Voting, then you can use your existing User ID and Password for casting your vote. If you forgot your Password, you can reset your password by using “Forgot User Details/Password” or “Physical User Reset Password” option available on www.evoting.nsdl.com or call on 022-4886 7000. In case of individual shareholders holding shares in demat mode who acquires shares of the Company and becomes a Member of the Company after sending of the Notice and who holds shares as on the cut-off date i.e. Saturday, August 23, 2025 may follow steps mentioned above under “Access to NSDL e-Voting system”.

It is strongly recommended not to share your password with any other person and take utmost care to keep your password confidential. Login to the e-voting website will be disabled upon five unsuccessful attempts to key in the correct password. In such an event, you will need to go through the “Forgot User Details/Password?” or “Physical User Reset Password?” option available on www.evoting.nsdl.com to reset the password.

In case of any queries or issues or grievances pertaining to e-voting, Members may refer to Help/FAQ’s section at www.evoting.nsdl.com or call on 022-4886 7000 or send a request at evoting@nsdl.com or contact Ms. Pallavi Mhatre, Senior Manager, National Securities Depository Limited, 3rd Floor, Naman Chamber, Plot C-32, G-Block, Bandra Kurla Complex, Bandra East, Mumbai, Maharashtra - 400 051 at pallavid@nsdl.com. Alternatively, Members may also write to the Company Secretary of the Bank at iciciagm@icicibank.com or call on 022-4008 8900.

INSTRUCTIONS FOR E-VOTING DURING THE AGM

n. The procedure for e-voting during the AGM is same as the instructions mentioned above for remote e-voting.

o. Members who have not cast their votes on the Resolutions through remote e-voting and are otherwise not barred from doing so, shall be eligible to vote through e-voting system during the AGM.

p. Members who have voted through remote e-voting will be eligible to attend the AGM. However, they will not be eligible to vote during the AGM.

INSTRUCTIONS FOR MEMBERS FOR ATTENDING THE AGM THROUGH VC/OAVM

q. Members will be provided with a facility to attend the AGM through VC/OAVM or view the live webcast of the AGM through the NSDL e-voting system. Members may access the same by following the steps mentioned above for “Access to NSDL e-voting system”. After successful login, you can see “VC/OAVM link” placed under Join Meeting menu against company name. You are requested to click on VC/OAVM link placed under “Join Meeting” menu. The link for VC/OAVM will be available in Shareholder/ Member login where the EVEN of Company will be displayed. Please note that the Members who do not have the User ID and Password for e-voting or have forgotten the User ID and Password may retrieve the same by following the remote e-voting instructions mentioned in this Notice to avoid last minute rush.

r. The Members can join the AGM in the VC/OAVM mode 30 minutes before the scheduled time of the commencement of the Meeting by following the procedure mentioned in this Notice.

s. Members are encouraged to join the Meeting through Laptops for better experience.

t. Members will be required to allow camera and use internet with a good speed to avoid any disturbance during the Meeting.

u. Please note that participants connecting from Mobile Devices or Tablets or through Laptop connecting via Mobile Hotspot may experience Audio/Video loss due to fluctuation in their respective network. It is therefore recommended to use stable Wi-Fi or LAN Connection to mitigate any kind of aforesaid glitches.

v. Members who need assistance before or during the AGM with use of technology may call on 022-4886 7000 or contact Ms. Pallavi Mhatre, Senior Manager, National Securities Depository Limited at pallavid@nsdl.com.

w. The attendance of the Members attending the AGM through VC/OAVM will be counted for the purpose of reckoning the quorum under Section 103 of the Companies Act, 2013.

PROCESS TO EXPRESS VIEWS/SEEK CLARIFICATIONS

x. As the AGM is being conducted through VC/OAVM, for the smooth conduct of proceedings of the AGM, Members are encouraged to send their queries in advance mentioning their name, demat account number/folio number, mobile number at iciciagm@icicibank.com before 5:00 p.m. IST on Thursday, August 28, 2025.

y. Members who would like to express their views or ask questions during the AGM may register themselves as a speaker by sending email at iciciagm@icicibank.com mentioning their name, demat account number/folio number, mobile number between 9:00 a.m. IST on Tuesday, August 26, 2025 and 5:00 p.m. IST on Thursday, August 28, 2025. Those Members who have registered themselves as a speaker only will be allowed to express their views/ask questions during the AGM. The Company reserves the right to restrict the number of speakers depending on the availability of time for the AGM.

DIVIDEND RELATED INFORMATION

z. The Record Date for determining the names of Members eligible for dividend on equity shares, if declared at the AGM, is August 12, 2025.

aa. Dividend for the year ended March 31, 2025, at the rate of Rs. 11 per fully paid-up equity share of face value of Rs. 2 each, as recommended by the Board of Directors, will be paid/dispatched after the same is approved at the AGM to those Members, holding equity shares in physical form, whose names appear in the Register of Members of the Bank and in respect of equity shares held in electronic form to all beneficial owners as per the details furnished by the Depositories as on the Record Date i.e. as on the close of August 12, 2025.

bb. As per the prevailing provisions under the Income-tax Act, 1961, dividend paid or distributed by Bank shall be taxable in the hands of the Members. The Bank shall therefore be required to deduct tax at source (TDS) at the prescribed rates at the time of making the payment of dividend to the Members. For details, Members may refer to Annexure II appended to this Notice.

VOTING RESULTS & SCRUTINIZER RELATED INFORMATION

cc. Ms. Vinita Nair (FCS No.: F10559, COP No.: 11902) of Vinod Kothari & Company, Practicing Company Secretaries or failing her Ms. Nitu Poddar (ACS No.: 37398, COP No.: 15113) of Vinod Kothari & Company, Practicing Company Secretaries has been appointed as the Scrutinizer to scrutinize the remote e-voting process as well as the e-voting process during the AGM in a fair and transparent manner.

dd. The Scrutinizer shall make a consolidated scrutinizer’s report of the total votes cast in favour or against, if any, to the Chairperson or a person authorised by him in writing, who shall countersign the same. The Chairperson or a person authorised by him shall declare the results of the voting forthwith.

ee. The Results declared along with the Scrutinizer’s Report shall be displayed at the Registered Office as well as the Corporate Office of the Company and uploaded on the Company’s website at www.icicibank.com as well as on the website of NSDL at www.evoting.nsdl.com. The Results shall also be simultaneously forwarded to the Stock Exchanges.

GENERAL INFORMATION/GUIDELINES FOR SHAREHOLDERS

ff. All the documents referred to in the accompanying Notice and Explanatory Statements, shall be available for inspection through electronic mode, basis the request being sent to iciciagm@icicibank.com.

gg. During the AGM, the relevant statutory registers and documents shall be available for inspection upon login at https://www.evoting.nsdl.com.

hh. Institutional shareholders (i.e. other than individuals, HUF, NRI etc.) are required to send scanned copy (PDF/JPG Format) of the relevant Board Resolution/ Authority letter etc. with attested specimen signature of the duly authorised signatory(ies) who are authorised to vote, to the Scrutinizer by e-mail to vinita@vinodkothari.com with a copy marked to evoting@nsdl.com. Institutional shareholders can also upload their Board Resolution/Authority Letter etc. by clicking on “Upload Board Resolution/ Authority Letter” displayed under “e-Voting” tab in their login.

ii. Any person, who acquires shares of the Company and becomes a Member of the Company after the date of sending of this Notice and holds shares as on the cut-off date i.e. Saturday, August 23, 2025 can cast the vote by following the instructions as mentioned in this Notice.

jj. Investors can contact Registrar & Transfer Agent (R & T Agent) of the Bank as detailed hereinafter:

R & T Agent for Equity Shares:

Ms. C Shobha Anand

KFin Technologies Limited

Unit: ICICI Bank Limited

Selenium Building, Tower-B

Plot No. 31 & 32, Financial District

Nanakramguda, Serlingampally

Hyderabad 500 032, Rangareddy

Telangana, India

Tel. No.: +91-040-6716 2222

Fax No.: +91-040-2342 0814

Toll free No.: 18003094001

E-mail: einward.ris@kfintech.com

Website: https://ris.kfintech.com

Investor Support Centre: https://ris.kfintech.com/ clientservices/isc

R & T Agent for Bonds/Debentures:

Mr. Vijay Singh Chauhan

3i Infotech Limited

International Infotech Park, Tower # 5, 3rd Floor

Vashi Railway Station Complex, Vashi

Navi Mumbai 400 703, Maharashtra, India

Tel. No.: +91-22-7123 8034/35

E-mail: ICICIbonds@3i-infotech.com

Website: https://www.3i-infotech.com/investors/

kk. SEBI vide its various circulars has inter-alia mandated: (a) furnishing of PAN, KYC details and nomination by the holders of physical securities (b) payment including dividend, interest or redemption payment only through electronic mode with effect from April 1, 2024. Further, as mandated by SEBI, Investors are requested to note that in case of non-updation of PAN or contact details or mobile number or bank account details or specimen signature in respect of physical folios, dividend/interest etc. shall be paid only through electronic mode upon furnishing all the aforesaid details in entirety.

ll. Investors holding securities in physical form are requested to register/update their KYC details including PAN, postal address, email address, bank details etc. by submitting duly filled and signed Form ISR-1 along with such other documents as prescribed in Form ISR-1 to the R & T Agent of the Bank. Investors holding securities in dematerialised form are requested to register/update their KYC details with their respective Depository Participants.

mm. Investors can avail the facility of nomination in respect of securities held by them in physical form pursuant to the provisions of Section 72 of the Companies Act, 2013. Investors desiring to avail this facility may send their nomination in the prescribed Form SH-13 duly filled, to the R & T Agent of the Bank. If the Investor desires to opt out or cancel the earlier nomination and record a fresh nomination, he/she may submit the same in Form ISR-3 or Form SH-14 as the case may be. Investors holding securities in dematerailised form are requested to contact their respective Depository Participants for availing this facility.

nn. Investors may please note that SEBI has mandated listed companies to issue the securities in dematerialised form only while processing following service requests viz. issue of duplicate securities certificate; claim from unclaimed suspense account; renewal/exchange of securities certificate; endorsement; sub-division/splitting of securities certificate; consolidation of securities certificates/ folios; transmission and transposition. Accordingly, Investors are requested to make service requests by submitting duly filled and signed Form ISR-4 to the R & T Agent of the Bank.

oo. The Relevant Forms viz. Form ISR-1, Form ISR-3, Form ISR-4, Form SH-13 and Form SH-14 are available on the website of the Bank at https:// www.icicibank.com/about-us/invest-relations and on the website of the R & T Agent, KFin Technologies Limited (for equity shares) at https://ris.kfintech. com/clientservices/isc/isrforms.aspx and 3i Infotech Limited (for bonds/debentures) at https://www.3i-infotech.com/investor-information/.

pp. Pursuant to the provisions of Sections 124 and 125 of the Companies Act, 2013, the dividend amounts remaining unpaid or unclaimed for a period of seven years from the date of its transfer to the Unpaid Dividend Accounts of the Company are required to be transferred to the Investor Education and Protection Fund (IEPF) established by the Central Government. Accordingly, the unclaimed dividend for the financial year ended March 31, 2017, was transferred to the IEPF during financial year ended 2025. Further, as per the provisions of Section 124(6) of the Companies Act, 2013 read with the Investor Education & Protection Fund Authority (Accounting, Audit, Transfer & Refund) Rules, 2016, the equity shares in respect of which the dividend has not been claimed for seven consecutive years have been transferred by the Company to the designated demat account of the IEPF Authority.

qq. The unclaimed dividend for the financial year ended March 31, 2018 would accordingly be transferred to IEPF in October 2025. The corresponding shares along with the unclaimed dividend would also be transferred to the demat account of the IEPF Authority.

rr. Members who have not yet encashed their dividend warrant(s) for the financial year ended March 31, 2018 and subsequent years are requested to submit their claims to KFin Technologies Limited, R & T Agent of the Bank without any delay.

By Order of the Board

Prachiti D. Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 19, 2025

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-40088900

EXPLANATORY STATEMENT UNDER SECTION 102(1) OF THE COMPANIES ACT, 2013

Item Nos. 4 and 5

M/s. B S R & Co. LLP, Chartered Accountants (Registration No. 101248W/W100022) (hereinafter referred to as B S R & Co. LLP) and M/s. C N K & Associates LLP, Chartered Accountants (Registration No. 101961W/W100036) (hereinafter referred to as C N K & Associates LLP) were appointed as the Joint Statutory Auditors of the Bank at the Thirtieth Annual General Meeting (AGM), to hold office from the conclusion of that AGM till the conclusion of the Thirty-First AGM of the Bank in line with the approval received from RBI.

The Board has, at its meeting held on April 19, 2025, based on the recommendation of Audit Committee, considered and recommended to the Members, the re-appointment of B S R & Co. LLP and C N K & Associates LLP, as the Joint Statutory Auditors of the Bank, to hold office from the conclusion of this AGM till the conclusion of the Thirty-Third AGM of the Bank subject to Auditors continuing to fulfil the applicable eligibility norms and subject to approval of RBI & Members & other approvals as may be necessary or required.

As per the requirement of the Companies Act, 2013 (Act), B S R & Co. LLP and C N K & Associates LLP have confirmed that the re-appointment, if made, would be within the limits specified under Section 141(3)(g) of the Act and that they are not disqualified to be appointed as statutory auditors in terms of proviso to Section 139(1), Section 141(2) and Section 141(3) of the Act and the provisions of the Companies (Audit and Auditors) Rules, 2014.

Pursuant to the requirements of RBI guidelines, the appointment/re-appointment of the Statutory Auditors is required to be pre-approved by RBI on an annual basis. RBI has approved the appointment of B S R & Co. LLP and C N K & Associates, LLP, as the Joint Statutory Auditors of the Bank for FY2026.

B S R & Co. LLP is a member entity of B S R & Affiliates, a network registered with the Institute of Chartered Accountants of India. The firm is registered in Mumbai, Gurgaon, Bangalore, Kolkata, Hyderabad, Pune, Chennai, Chandigarh, Ahmedabad, Vadodara, Noida, Jaipur, Gandhinagar and Kochi. The firm has over 4,000 staff and over 140 partners. The firm audits various companies listed on stock exchanges in India including banking companies in the financial services sector.

C N K & Associates LLP is a multi-disciplinary Chartered Accountancy firm, head quartered in Mumbai, providing a wide spectrum of professional services including statutory audits, internal/management audits and information systems audits, taxation - both direct and indirect and transaction advisory and other consulting services. The firm comprises of more than 1,000 personnel specialising in their respective service lines, having its presence in various cities which include Mumbai, Pune, Vadodara, Ahmedabad, Gift City (Gandhinagar), Delhi, Gurgaon, Bengaluru, Chennai and Kolkata. The firm also has vast experience in the banking, financial services and insurance sector, providing audit/non-audit and consultancy services to private, public, regulator and foreign banks.

The terms of appointment of B S R & Co. LLP and C N K & Associates LLP as the Joint Statutory Auditors of the Bank, cover statutory audit of standalone financial statements and consolidated financial statements in accordance with provisions of the Act, and other applicable laws, limited review of financial results in accordance with the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, and Long Form Audit Report, audit of foreign branches of the Bank for FY2026 and FY2027 and certain other verification and certification requirements as per various regulatory guidelines.

For FY2026, based on the recommendation of the Audit Committee, the Board has approved payment of remuneration to the Joint Statutory Auditors amounting to Rs. 66.9 million, plus reimbursement of out-of-pocket expenses upto a maximum of Rs. 3.0 million and goods and services tax and such other tax(es) as may be applicable. The remuneration amount would be allocated between B S R & Co. LLP and C N K & Associates LLP as may be mutually agreed between the Bank and the Joint Statutory Auditors, depending upon their respective scope of work.

For FY2027, the Bank shall seek RBI approval, for the re-appointment of Joint Statutory Auditors, subject to the Auditors continuing to fulfil the prescribed eligibility norms and their remuneration shall be fixed by the Board based on the recommendation of the Audit Committee.

The Board recommends the Resolutions at Item Nos. 4 and 5 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are in any way concerned or interested, financially or otherwise in the passing of the Resolutions at Item Nos. 4 and 5 of the accompanying Notice.

The copy of the approval granted by RBI for FY2026 will be made available for inspection in electronic mode.

Item No. 6

As per Section 204 of the Companies Act, 2013 (“the Act”), read with Rule 9 of the Companies (Appointment and Remuneration of Managerial Personnel Rules), 2014 and Regulation 24A of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”), every listed company and a company belonging to other class of companies as may be prescribed shall annex with its Board’s Report, a Secretarial audit report given by a company secretary in practice and who shall be a peer reviewed Company Secretary, in such form as may be prescribed.

The Board had, at its meeting held on June 27, 2025, based on the recommendation of the Audit Committee, considered and recommended to the Members of Bank, the appointment of M/s. Parikh Parekh & Associates, Company Secretaries, (Firm Unique Code: P1987MH010000) (hereinafter referred to as Parikh Parekh & Associates), as the Secretarial Auditors of the Bank for a term of five consecutive years with effect from the financial year ending March 31, 2026 to financial year ending March 31, 2030, subject to the approval of Members of the Bank.

Parikh Parekh & Associates is a well-known firm of Practising Company Secretaries founded in 2004 and is based in Mumbai. The firm has been Peer Reviewed by the Institute of Company Secretaries of India and has a team of 31 members including six partners with focus on providing comprehensive professional services in corporate law, SEBI regulations, FEMA compliance, and allied fields, delivering strategic solutions to ensure regulatory adherence and operational efficiency.

Based on the recommendation of the Audit Committee, the Board has approved the appointment of Parikh Parekh & Associates as Secretarial Auditor, for conducting Secretarial Audit and issuance of Annual Secretarial Compliance Report at a remuneration of Rs. 550,000 per annum plus reimbursement of out-of-pocket expenses at actuals and goods and services tax and such other tax(es) as may be applicable for FY2026 and FY2027 and 10% increase in their remuneration for subsequent years. The Board has further authorised the Company Secretary to determine the fees for statutory certifications and for other professional services, if any availed from Parikh Parekh & Associates during the aforementioned term.

The recommendation is based on the eligibility criteria and qualification prescribed under the Act, the rules made thereunder and the SEBI Listing Regulations. While recommending, the Board of Directors and Audit Committee have also considered the experience of the firm, capability, audit experience and also evaluation of the quality audit work done by them in the past.

Parikh Parekh & Associates, has given their consent to act as the Secretarial Auditors of the Bank.

They have further confirmed that their aforesaid appointment, if made, would be within the prescribed limits under the Act and Rules made thereunder and the SEBI Listing Regulations. Parikh Parekh & Associates has confirmed that the firm is not disqualified and is eligible to be appointed as Secretarial Auditors in terms of Regulation 24A of the SEBI Listing Regulations.

The Board recommends the Resolution at Item No. 6 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 6 of the accompanying Notice.

Item Nos. 7 to 10

The Bank has a Compensation Policy in line with the guidelines issued by RBI. The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share-linked instruments (including stock options) or cash or a mix of cash and share-linked instruments (including stock options). The variable pay is determined by the Board at the recommendation of the BGRNC after evaluating performance vis-à-vis defined Key Performance Indicators which comprises various aspects including financial performance, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Wholetime Directors is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

The Board, at its meeting held on April 19, 2025, based on the recommendation of the BGRNC approved the following subject to RBI approval:

(a) payment of performance bonus of Rs. 33,972,489 to Mr. Sandeep Bakhshi and Rs. 29,550,657 each to Mr. Sandeep Batra, Mr. Rakesh Jha and Mr. Ajay Kumar Gupta for FY2025;

(b) grant of 242,100 stock options to Mr. Bakhshi and 198,190 stock options each to Mr. Batra, Mr. Jha and Mr. Gupta under the ICICI Bank Employees Stock Option Scheme-2000 for FY2025; and

(c) Subject to the Members approval, remuneration for FY2026.

The break-up of the retiral benefits and perquisites are enumerated as under:

	Particulars	Amount per annum (in Rs.)
		Mr. Sandeep Bakhshi	Mr. Sandeep Batra	Mr. Rakesh Jha	Mr. Ajay Kumar Gupta
1	Retirals/Superannuation benefits
	a. Provident Fund	12% of Basic
	b. Gratuity	8.33% of Basic
	c. Superannuation	15% of Basic
2	Perquisites

a. Free Furnished House and its maintenance/ House Rent Allowance[1]	Not availed
b. Conveyance Allowance/Free use of Bank's car for[2] a) Official purposes b) Private purposes	2,000,000	2,000,000	2,000,000	2,000,000
c. Club Membership[3]	2,000,000	2,000,000	2,000,000	2,000,000
d. Group Life Insurance Premium[4]	76,995	76,995	76,995	76,995
e. Personal Accident Insurance Premium[4]	28,320	28,320	28,320	28,320
f. Medical Insurance Premium	11,966	11,966	11,966	11,966
g. Staff home loan (maximum perquisite value)[5]	4,920,000	4,920,000	4,920,000	4,920,000
h. Soft furnishing	500,000	500,000	500,000	500,000
i. Other benefits[6]	1,000,000	1,000,000	1,000,000	1,000,000

1 Whole-time Directors are eligible for staff quarters/company leased accommodation against payment of rent.

2 Whole-time Directors are eligible for a corporate car with a maximum value of Rs. 10,000,000. The perquisite value considered is the annualised cost of car considering the write-off period of five years, i.e. Rs. 2,000,000 (Rs. 10,000,000 divided by 5). The actual expense incurred for fuel, running & maintenance expenses of the car is charged as perquisite.

3 Whole-time Directors can avail membership of two clubs.

4 The insurance coverage limit for Group Life insurance and Group personal accident insurance for Whole-time Directors is Rs. 75,000,000 and Rs. 150,000,000 respectively.

5 Whole-time Directors are eligible for staff home loan of Rs. 80,000,000 at interest rate of 3.5%. The loan benefit is calculated as the difference between the SBI interest rate for perquisite calculation and staff loan interest rate.

6 Whole-time Directors are eligible for Rs. 500,000 per annum towards children education scholarship and an amount of Rs. 500,000 per annum towards reimbursement for children with special needs based on criteria as defined by the Bank for employees.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolutions at Item Nos. 7 to 10 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Bakhshi, Mr. Batra, Mr. Jha and Mr. Gupta and their relatives are concerned or interested, financially or otherwise, in the passing of these resolutions.

Item No. 11

The current term of appointment of Mr. Sandeep Batra concludes on December 22, 2025.

Based on the recommendation of the BGRNC, the Board has, at its meeting held on January 25, 2025, approved the re-appointment of Mr. Sandeep Batra (DIN: 03620913) as a Whole-time Director (designated as Executive Director) of the Bank, for a further period of two years with effect from December 23, 2025 to December 22, 2027, subject to the approval of RBI and Members. RBI has, vide its letter dated June 16, 2025, approved the re-appointment of Mr. Batra with effect from December 23, 2025 to December 22, 2027.

The Bank has a Compensation Policy in line with the guidelines issued by RBI. The total compensation payable is a prudent mix of fixed pay and variable pay. The fixed pay includes basic pay, allowances, perquisites, contribution towards superannuation/retirals and any other form of benefits including reimbursable perquisites with monetary ceilings. The variable pay includes share-linked instruments (including stock options) or cash or a mix of cash and share-linked instruments (including stock options). The variable pay is determined by the Board at the recommendation of the BGRNC after evaluating performance vis-à-vis defined Key Performance Indicators which comprises various aspects including financial performance, risk management, compliance and stakeholder relationships. The fixed and variable pay of the Wholetime Director is subject to the approval of RBI. The Bank has put in place the provisions with respect to Malus and/ or Clawback on part or all of the variable pay including unvested/vested/paid deferred variable pay.

The break-up of the retiral benefits and perquisites are enumerated as under:

Particulars			Amount per annum (in Rs.)
1.	Retirals/Superannuation benefits
	a.	Provident Fund	12% of Basic
	b.	Gratuity	8.33% of Basic
	c.	Superannuation	15% of Basic
2.	Perquisites
	a.	Free Furnished House and its maintenance/House Rent Allowance[1]	Not availed
	b.	Conveyance Allowance/Free use of Bank's car for[2] a) Official purposes b) Private purposes	2,000,000
	c.	Club Membership[3]	2,200,000
	d.	Group Life Insurance Premium[4]	76,995
	e.	Personal Accident Insurance Premium[4]	28,320
	f.	Medical Insurance Premium	11,966
	g.	Staff home loan (maximum perquisite value)[5]	4,920,000
	h.	Soft furnishing	500,000
	i.	Other benefits[6]	1,000,000

1 Mr. Batra is eligible for staff quarters/company leased accommodation against payments of rent.

2 Mr. Batra is eligible for a corporate car with a maximum value of Rs. 10,000,000. The perquisite value considered is the annualised cost of car considering the write-off period of five years, i.e. Rs. 2,000,000 (Rs. 10,000,000 divided by 5). The actual expense incurred for fuel, running & maintenance expenses of the car is charged as perquisite.

3 Mr. Batra can avail membership of two clubs.

4 The insurance coverage limit for Group Life insurance and Group personal accident insurance for Mr. Batra is Rs. 75,000,000 and Rs. 150,000,000 respectively.

5 Mr. Batra is eligible for staff home loan of Rs. 80,000,000 at interest rate of 3.5%. The loan benefit is calculated as the difference between the SBI interest rate for perquisite calculation and staff loan interest rate.

6 Mr. Batra is eligible for Rs. 500,000 per annum towards children education scholarship and an amount of Rs. 500,000 per annum towards reimbursement for children with special needs based on criteria as defined by the Bank for employees.

Mr. Batra is not disqualified from being appointed as a Director in terms of Section 164 of the Act.

In terms of Section 160 of the Act, the Bank has received a notice in writing from a Member signifying the intention to propose the candidature of Mr. Batra for the office of Director on conclusion of his term on December 22, 2025.

The required details in terms of Regulation 36(3) of the SEBI Listing Regulations and Secretarial Standard on General Meetings are provided in Annexure I to this Notice.

The Board recommends the Resolution at Item No. 11 of the accompanying Notice for approval of the Members of the Bank.

None of the Directors, Key Managerial Personnel of the Bank and their relatives other than Mr. Batra and his relatives are concerned or interested, financially or otherwise, in the passing of the Resolution at Item No. 11 of the accompanying Notice.

The copy of approval granted by RBI and the terms and conditions relating to the re-appointment of Mr. Batra will be made available for inspection in electronic mode.

Item No. 12

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank being an authorised dealer, deals in foreign exchange remittance and derivative transactions, at prevailing market rates/fair values, as may be applicable. The Bank had obtained shareholders’ approval for this material related party transaction for FY2026 in the Annual General Meeting held on August 29, 2024. Through this proposal, the value of the transaction is proposed to be increased for one of the Related Party.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions

Name of the related party and relationship	ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)
Type of transaction	Foreign exchange and derivative transactions
Value of the transaction	Rs. 30.00 billion
Material terms and particulars of the transaction	The terms of transactions are subject to RBI norms and Bank’s internal policies for products offered which are applicable to all customers (related/unrelated).
Nature of concern or interest of the related party (financial/otherwise)	The Related Party shall be the service recipient in such transaction.
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2025)	1.02%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2025)	9.24%

Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 12 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2026, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 12 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 12 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 12 of the accompanying Notice.

Item No. 13

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

Regulation 23(4) of the SEBI Listing Regulations provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

The Bank may, in its ordinary course of business, purchase additional shareholding of upto 2% in ICICI Prudential Asset Management Company Limited (“ICICI AMC”) from Prudential Corporation Holdings Limited, on an arm’s length basis, to maintain the Bank’s majority shareholding in ICICI AMC which may potentially be diluted on account of exercise of shares under any Employee Stock Option Plan ("ESOS")/ Employee Stock Unit Scheme ("ESUS") of ICICI AMC. The acquisition will be at a price, to be determined as per independent valuation or benchmarked to the price at which shares are sold to other investors.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	Prudential Corporation Holdings Limited ("PCHL") (Related Party of ICICI AMC)
Type of transaction	Purchase of additional shareholding of upto 2% of ICICI AMC
Value of the transaction	At actuals. Value of upto 2% shareholding of ICICI AMC will depend on the price to be determined as per independent valuation or benchmarked to the price at which shares are sold to other investors. The value as determined will be in accordance with applicable law.
Material terms and particulars of the transaction	The Bank and PCHL shall enter into relevant agreement documenting the terms and conditions of the proposed transaction.
Nature of concern or interest of the related party (financial/otherwise)	Financial
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)

Cannot be determined.

Value of upto 2% shareholding of ICICI AMC will depend on the price to be determined as per independent valuation or benchmarked to the price at which shares are sold to other investors. The value as determined will be in accordance with applicable law.

For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	Cannot be determined.
Details of financial indebtedness incurred for subscription of securities	The Bank will not incur any specific financial indebtedness to undertake this transaction.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security	Proposed transaction is subject to RBI and other necessary approvals.
Purpose for which the funds will be utilised by the ultimate beneficiary of such funds pursuant to the related party transaction (end-usage)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity

ICICI AMC is considering grant of stock-based compensation. Considering that the Bank’s shareholding in ICICI AMC is 51%, exercise of ESOSs/ESUSs may lead to reduction in the Bank’s shareholding falling below 50%.

The Bank has entered into an inter-se agreement with PCHL stating its intention to purchase upto 2% of fully diluted pre-initial public offering ("IPO") share capital of ICICI AMC from PCHL, prior to the consummation of the IPO, subject to RBI and other necessary approvals. This will enable the Bank to ensure that its shareholding in ICICI AMC does not fall below 50% and the Bank remains compliant with Section 19(2) of the Banking Regulation Act, 1949.

Valuation or other external party report	Value of upto 2% shareholding of ICICI AMC will depend on the price to be determined as per independent valuation or benchmarked to the price at which shares are sold to other investors. The value as determined will be in accordance with applicable law and price shall not exceed the fair market value. In view of the Reserve Bank of India Master Direction- Foreign Investment in India, the valuation certificate must not be more than ninety days old as on the date of the investment. Therefore, the Bank will procure the valuation report closer to the consummation of the transaction and the same will be hosted on the website of the Bank.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 13 in single or multiple tranches, with PCHL.

These transactions, between the Bank on one side and PCHL on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 13 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 13 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 13 of the accompanying Notice.

Item No. 14

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Securities Primary Dealership Limited ("ISec PD") is an unlisted wholly owned subsidiary of the Bank, which ceased to be a high value debt listed entity with effect from April 1, 2025 pursuant to the recent amendments made in SEBI Listing Regulations. ISec PD actively engages in investment in securities issued by the related parties, purchase/sale of securities from/to related parties in secondary market (issued by related or unrelated parties) and borrowing from related parties through issuance of debt securities at prevailing market rates/fair values and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Securities Primary Dealership Limited (Subsidiary of the Bank)
Name of the related party and relationship

I. ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)

II. ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)

III. India Infradebt Limited (Associate of the Bank)

Type of transaction

• Investment in securities issued by the related parties

• Purchase/sale of securities from/to related parties in secondary market (issued by related or unrelated parties)

• Borrowing through issuance of debt securities to related parties

Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 300.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 100.00 billion III. India Infradebt Limited: Rs. 225.00 billion
Material terms and particulars of the transaction

Investment in securities: Investment in non-SLR securities is permitted by RBI. ISec PD subscribes to the securities issued by Related Parties at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

Purchase/sale of securities: Purchase/sale transactions are permitted by RBI and are done in accordance with Investment Policy of ISec PD in secondary market at prevailing market rates. Borrowing through debt securities: Borrowing through issuance of debt securities is permitted by RBI which can be subscribed by market participants including related parties.

Covenants, tenure, repayment schedule, secured/unsecured and nature of security, interest rate etc. will be as per the terms of the issuance of securities as decided by the respective issuer of securities.

Nature of concern or interest of the related party (financial/otherwise)

The Related Parties would be the investee/investor where ISec PD invests/issues the securities in primary market.

The Related Parties would be buyer/seller of the securities (issued by related/ unrelated parties) where ISec PD would sell/purchase securities in secondary market.

Tenure of the transaction	In each case tenure depends on the terms of issue, type of instrument and maturity date.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 10.18% II. ICICI Lombard General Insurance Company Limited: 3.39% III. India Infradebt Limited: 7.64%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 63.18% II. ICICI Lombard General Insurance Company Limited: 30.81%
Details of financial indebtedness incurred and cost of funds for making of investments	Investment in securities: There is no specific indebtedness incurred to make this investment. Purchase/sale of securities: Not applicable Borrowing through debt securities: Not applicable
Source of funds in connection with the proposed transaction	Proceeds of short-term and long-term borrowings from market.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Investment in securities: No specific indebtedness incurred to make these investments. Therefore, disclosure of applicable terms is not applicable.

Purchase/sale of securities: Not Applicable.

Borrowing through debt securities: Not applicable

Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)

Investment in securities: The funds raised are utilised for strengthening of solvency ratio and/or to facilitate growth of the Company.

Purchase/sale of securities : Not Applicable

Borrowing through debt securities : Not Applicable

Justification as to why the related party transaction is in the interest of the listed entity	ISec PD actively engages in investment in securities issued by the related parties, purchase/sale of securities (issued by related/unrelated parties) from/to related parties in secondary market and borrowing from related parties through issuance of debt securities for its balance sheet management including the maintenance of required regulatory ratio, and to optimise profits from the trading portfolio by taking advantage of market opportunities. These transactions are permitted under relevant RBI directions and is in furtherance of the business of ISec PD and therefore, in the interest of the entity.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

ISec PD may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 14 during FY2026, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2026, between ISec PD on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ISec PD.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 14 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 14 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 14 of the accompanying Notice.

Item No. 15

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may invest in the securities issued by the Related Parties mentioned herein, or may undertake purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties).

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship

I. ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)

II. ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)

III. India Infradebt Limited (Associate of the Bank)

Type of transaction	• Investment in securities issued by the Related Parties • Purchase/sale of securities from/to Related Parties in secondary market (issued by related or unrelated parties)
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 300.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 110.00 billion III. India Infradebt Limited: Rs. 115.00 billion
Material terms and particulars of the transaction

In primary market, securities issued by related parties are subscribed at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

Secondary market purchase/sale of securities are done at prevailing market rate/ fair value on an arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)

Investment in securities: The Related Party would be the investee company

Purchase/sale of securities: The Related Party would be the seller/buyer of the securities (issued by related or unrelated parties)

Tenure of the transaction	In each case tenure depends on the terms of issue, type of instrument and maturity date.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 10.18% II. ICICI Lombard General Insurance Company Limited: 3.73% III. India Infradebt Limited: 3.90%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 63.18% II. ICICI Lombard General Insurance Company Limited: 33.89%
Details of financial indebtedness incurred for subscription of securities	Investment in securities: The Bank will not incur any specific financial indebtedness in order to undertake these transactions. Purchase/sale of securities: Not applicable
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Investment in securities: Covenants, tenure, repayment schedule, secured/ unsecured and nature of security, etc. will be as per the terms of the issuance of securities. Interest rate on debt securities will be as per prevailing market rate at the time of issuance. In primary market, securities issued by the Related Parties are subscribed on the same terms as offered to all prospective investors.

Purchase/sale of securities: All securities are purchased/sold by the Bank in accordance with the Investment Policy of the Bank and applicable RBI regulations.

Purpose for which the funds will be utilised by the ultimate beneficiary of such funds (end-usage)	The funds raised are utilised for strengthening of solvency ratio and/or to facilitate growth of the issuing related party.
Justification as to why the related party transaction is in the interest of the listed entity	The Bank may invest/purchase/sale securities (issued by related/unrelated parties) for its balance sheet management, maintenance of required regulatory ratio, and to optimise profits from trading portfolio by taking advantage of market opportunities, etc., and the purchase/sale can be made to various interested parties, which may include related parties of the Bank too.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 15 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members be also sought for the resolution contained at Item No. 15 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 15 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 15 of the accompanying Notice.

Item No. 16

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank, in the ordinary course of its banking business provides credit facilities such as term loan, working capital demand loan, short term loan, overdraft, or any other form of fund-based facilities and/or guarantees, letters of credit, or any other form of non-fund based facilities. The pricing of these facilities to related parties is compared with the pricing calculators of the Bank/comparative rates offered to unrelated parties.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)
Type of transaction	Funded and/or non-funded credit facilities are provided by the Bank as a part of its normal banking business to all customers on the basis of uniform procedures, including to the Related Party mentioned above.
Value of the transaction	Maximum limit of fund-based and non-fund based facilities not exceeding Rs. 25.00 billion
Material terms and particulars of the transaction

Type of facility and the term and tenure of the transaction, in each case, depends on the requests made by the customers (including the Related Party as above) in the ordinary course. The facilities are considered for sanction, on such terms and conditions (including rate of interest, security, tenure, etc.) as may be permitted under applicable RBI norms and relevant policies of the Bank including the Bank's credit policy.

The pricing of the transaction is based on prevailing market rate and is on an arm’s length basis.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party is a borrower herein.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	0.85%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	5.26%
Details of financial indebtedness incurred for credit facility	The transaction forms part of the normal banking transaction of the Bank and the Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Party as above.
Applicable terms of the credit facility
i. Covenants	The standard terms are as per applicable regulatory guidelines and the Bank’s internal policy, as agreed with the borrowers.
ii. Tenure	Upto five years depending upon the type of credit facilities.
iii. Interest Rate (%)	Prevailing lending rates of the Bank linked to internal/external benchmark
iv. Repayment schedule	As per the term agreed with the borrower
v. Secured/unsecured	Both secured/unsecured
vi. If secured, the nature of security	As per the terms agreed with the borrower
Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)	The operational requirement of the borrowing entity as stated above. The Bank ensures that the funds are used for the purpose specified at the time of availing credit.
Justification as to why the related party transaction is in the interest of the listed entity	The transactions are in furtherance of banking business of the Bank and are undertaken in accordance with laid down norms, policies and procedures (including credit appraisal, sanction and approval process).
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 16 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 16 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 16 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 16 of the accompanying Notice.

Item No. 17

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank may undertake purchase and/or sale of loans from/to counterparties (including related parties), at prevailing market rates/fair values, as may be applicable.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	India Infradebt Limited (Associate of the Bank)
Type of transaction	Purchase and/or sale of loans
Value of the transaction	Aggregate value of transaction during FY2027 not exceeding Rs. 30.00 billion.
Material terms and particulars of the transaction	Purchase/sale of loans are done as per applicable RBI guidelines on an arm’s length basis.
Nature of concern or interest of the related party (financial/otherwise)	The Related Party would be the seller/buyer of the non-stressed loan to/from the Bank.
Tenure of the transaction	Not applicable
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2025)	1.02%

For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2025)	Not applicable
Details of financial indebtedness incurred for purchase of loans	The Bank will not incur any specific financial indebtedness in order to undertake such transactions with the Related Party.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security	Covenants, tenure, repayment schedule, secured/unsecured and nature of security, etc. will be as per the terms of the issuance of underlying loans.
Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity	The Bank actively engages in purchase/sale of loans (from/to related/ unrelated parties) in accordance with applicable RBI regulations, for its balance sheet management and to optimise profits of portfolio exposure.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 17 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 17 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 17 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 17 of the accompanying Notice.

Item No. 18

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank undertakes repurchase (repo) transactions and other permitted short-term borrowing transactions with eligible counterparties (including related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank) II. ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)
Type of transaction	Repurchase (repo) transactions and other permitted short-term borrowing transactions as per applicable regulations.
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 40.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 40.00 billion
Material terms and particulars of the transaction	These are short-term borrowing transactions undertaken at prevailing market rates in the ordinary course of banking business, in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	The Bank and related parties undertake these transactions to meet funding and liquidity requirements.
Tenure of the transaction	As may be allowed under applicable RBI regulations
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 1.36% II. ICICI Lombard General Insurance Company Limited: 1.36%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 8.42% II. ICICI Lombard General Insurance Company Limited: 12.32%
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI and other applicable regulations. The Bank undertakes these transactions to meet funding and liquidity requirements.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 18 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Parties, as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 18 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 18 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 18 of the accompanying Notice.

Item No. 19

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank undertakes reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions with eligible counterparties (including its related parties) at prevailing market rates, and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank) ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)
Type of transaction	Reverse repurchase (reverse repo) transactions and other permitted short-term lending transactions
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 40.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 40.00 billion
Material terms and particulars of the transaction	These are short-term lending transactions undertaken at prevailing market rates in the ordinary course of banking business, in accordance with applicable RBI regulations/directions.
Nature of concern or interest of the related party (financial/otherwise)	The Bank and related parties undertake these transactions to meet funding and liquidity requirements.
Tenure of the transaction	As may be allowed under applicable RBI regulations.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 1.36% II. ICICI Lombard General Insurance Company Limited: 1.36%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 8.42% II. ICICI Lombard General Insurance Company Limited: 12.32%
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done at prevailing market rates in the ordinary course of banking business with various counter parties (related/unrelated) in accordance with applicable RBI regulations. The Bank undertakes these transactions as part of its liquidity management.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 19 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 19 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 19 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 19 of the accompanying Notice.

Item No. 20

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations"), provides that, such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank being an authorised dealer, deals in foreign exchange remittance and derivative transactions at prevailing market rates/fair values, as may be applicable.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	I. ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank) II. ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)
Type of transaction	Foreign exchange and derivative transactions
Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 50.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 30.00 billion
Material terms and particulars of the transaction	The terms of transactions are subject to RBI norms and Bank’s internal policies for products offered which are applicable to all customers (related/unrelated).
Nature of concern or interest of the related party (financial/otherwise)	The Related Party shall be the service recipient in such transaction.
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover of FY2025)	I. ICICI Prudential Life Insurance Company Limited: 1.70% II. ICICI Lombard General Insurance Company Limited: 1.02%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover of FY2025)	I. ICICI Prudential Life Insurance Company Limited: 10.53% II. ICICI Lombard General Insurance Company Limited: 9.24%
Justification as to why the related party transaction is in the interest of the listed entity	These transactions are done in furtherance of the banking business of the Bank with its customers, which may include Related Parties of the Bank.
Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 20 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such Party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Parties.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, the respective Related Parties, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 20 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 20 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall  vote to approve the Ordinary Resolution at Item No. 20 of the accompanying Notice.

Item No. 21

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

The Bank avails insurance services as per the terms agreed with the service provider on an arm's length basis, to meet the business requirements.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank) ("ICICI Life")
Type of transaction	• Premium paid on issuance/re-issuance of policies • Claim benefits received on settlement/surrender/change in insurance policy schemes
Value of the transaction

• Premium paid on issuance/re-issuance of policies: Rs. 20.00 billion (excluding GST)

• Claim benefits received on settlement/surrender/change in insurance policy schemes: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount up to sum assured/fund value under insurance policies.

Material terms and particulars of the transaction	These transactions will be executed on an arm’s length basis. The insurance policy benefits paid by the insurer company are as per the terms and conditions of the insurance policy and the insurer’s claim settlement procedures.
Nature of concern or interest of the related party (financial/ otherwise)	The Related Party is a service provider herein.
Tenure of the transaction	As per policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)

• Premium paid on issuance/re-issuance of policies: 0.68%

• Claim benefits received on settlement/surrender/change in insurance policy schemes: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured as per insurance policies.

For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)

• Premium paid on issuance/re-issuance of policies: 4.21%

• Claim benefits received on settlement/surrender/change insurance policy schemes: Amounts cannot be specified as the value of transactions will vary as per the number of claims during the year, with maximum amount upto sum assured as per insurance policies.

Justification as to why the related party transaction is in the interest of the listed entity

ICICI Life provides various insurance products to cover mortality risk, morbidity risk and long-term retirement benefits for the Bank’s employees as well as customers to whom loans are being granted. ICICI Life also issues such policies to various unrelated corporate entities and financial institutions.

ICICI Life settles claims as per the terms and conditions of the insurance policies based on the receipt of claims towards risk coverage and retirement benefits for the Bank’s employees as well as customers to whom loans had been granted. Claims are settled on similar basis for all policies issued to related and unrelated entities.

Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 21 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in the Related Party mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 21 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 21 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 21 of the accompanying Notice.

Item No. 22

As per the provisions of Section 188 of the Companies Act, 2013, transactions with related parties which are on an arm’s length basis and in the ordinary course of business, are exempted from the obligation of obtaining prior approval of shareholders. Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“SEBI Listing Regulations”) provides that such transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business.

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

In accordance with the requirements of Section 135 of the Companies Act, 2013 ("Act") read with the rules made thereunder, the Bank provides grant to ICICI Foundation for Inclusive Growth ("ICICI Foundation") for undertaking Corporate Social Responsibility ("CSR") projects/activities.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the related party and relationship	ICICI Foundation for Inclusive Growth (Related Party of the Bank)
Type of transaction	Grant is provided for undertaking CSR projects/activities of the Bank.
Value of the transaction	Amount approved by the Board in terms of Section 135(5) of the Act (Minimum 2% of the average net profits of immediately preceding three financial years)
Material terms and particulars of the transaction

The Board approved Annual CSR Plan indicates the CSR obligation for the Bank and the thematic areas in which activities are to be undertaken during the year. The Plan recommends the amount of expenditure to be incurred on such activities through ICICI Foundation. Basis the approved Annual CSR Plan, the activities are monitored, which include multi-year CSR projects.

The CSR obligation as approved by the Board for FY2027 as per Section 135(5) of the Act will be granted to ICICI Foundation, acting as CSR implementing partner of the Bank, for the purpose of undertaking CSR projects/activities of the Bank.

The CSR Committee of the Bank periodically reviews CSR activities carried out by ICICI Foundation as per applicable laws and as per the CSR Policy of the Bank.

Nature of concern or interest of the related party (financial/otherwise)	Nature of concern is financial as Grant is provided by the Bank to ICICI Foundation, as per requirements of Section 135 of the Act and the rules made thereunder and directions of the CSR Committee and the Board, for the purpose of undertaking CSR activities of the Bank.
Tenure of the transaction	FY2027
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	Cannot be determined as the amount of CSR grant is approved by the Board in terms of Section 135(5) of the Act (Minimum 2% of the average net profits of immediately preceding three financial years).
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	Not applicable
Justification as to why the related party transaction is in the interest of the listed entity

Grants to ICICI Foundation are provided to implement CSR projects in the Board approved thematic areas and fulfil the CSR obligation of the Bank as per the requirement of Section 135 of the Act, read with the CSR Policy and the Annual Action Plan of the Bank. ICICI Foundation acts as the implementing partner of the Bank for the purpose of undertaking CSR projects/activities of the Bank.

As the grant is to fulfil the statutory obligation of the Bank in terms of Section 135 of the Act, it is in the interest of the Bank.

Valuation or other external party report	Grant is provided to ICICI Foundation to undertake CSR activities in thematic areas approved by the Board in accordance with the Bank’s CSR Policy and Section 135 of the Act read with the rules made thereunder. The grant will be utilised as per Annual Action Plan approved by the CSR Committee and Board of the Bank.

The Bank may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 22 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Party mentioned herein.

These transactions, during FY2027, between the Bank on one side and the Related Party as mentioned above on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of the Bank and/or its Related Party.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships/memberships in Governing Council, if any, in the Bank and ICICI Foundation are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 22 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 22 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 22 of the accompanying Notice.

Item No. 23

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm’s length basis and in the ordinary course of business, as per the requirements of the provisions of Regulation 23(4) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as “related party transactions”, and as “material related party transactions”, if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Prudential Life Insurance Company Limited ("ICICI Life") renders insurance services as per the terms agreed with the service receiver on an arm's length basis, to meet the business requirements.

The related parties of the Bank and its subsidiaries that are not related parties of ICICI Life and its subsidiary also avail insurance services from ICICI Life. The transactions of ICICI Life with such related parties of the Bank and its subsidiaries do not qualify as ‘related party transactions’ in terms of the SEBI Listing Regulations for ICICI Life but qualify as ‘related party transactions’ for the Bank. Through this proposal, an approval is being sought for such material related party transactions for FY2027.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)
Name of the related party and relationship	All related parties of the Bank and its subsidiaries that are not related parties of ICICI Life and its subsidiary
Type of transaction	• Premium received by ICICI Life on issuance/re-issuance of policies • Claim benefits paid by ICICI Life on settlement/surrender/change in insurance policy schemes
Value of the transaction

• Premium received on issuance/re-issuance of policies: As per the terms and conditions of the insurance policy and the scale of business of the related parties of the Bank and its subsidiaries.

• Claim benefits paid on settlement/surrender/change in insurance policy schemes: Value of transaction will vary as per the number of claims during the year.

Material terms and particulars of the transaction

• Premium received on issuance/re-issuance of policies: As per the terms and conditions of the insurance policy.

• Claim benefits paid on settlement/surrender/change in insurance policy schemes: As per terms and conditions of the insurance policy and the Company’s claim settlement procedures.

Nature of concern or interest of the related party (financial/otherwise)	The Related Party of the Bank and its subsidiaries are service receivers and ICICI Life is the service provider.
Tenure of the transaction	As per insurance policy terms and conditions of the product opted for.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	Not applicable, as the amounts cannot be specified.

For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	Not applicable, as the amounts cannot be specified
Justification as to why the related party transaction is in the interest of the listed entity/subsidiary

ICICI Life provides various insurance products to cater to the requirements of corporate entities and financial institutions. These products cover mortality risk, morbidity risk and long-term retirement benefits for their employees as well as customers to whom loans are being granted. ICICI Life also issues such policies to various unrelated corporate entities and financial institutions.

ICICI Life settles claims as per the terms and conditions of the insurance policies based on the receipt of claims from corporate entities/financial institutions towards risk coverage and retirement benefits for employees as well as customers to whom loans have been granted. Claims are settled on a similar basis for all policies issued to related and unrelated entities.

Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

ICICI Life may be required to enter into contracts and/or transactions and/or arrangements, as stated in the resolution at Item No. 23 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2027, between ICICI Life on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of “material related party transactions” under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ICICI Life.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 23 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 23 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 23 of the accompanying Notice.

Item No. 24

Related Party Transactions, if material, require prior approval of shareholders by way of an ordinary resolution, notwithstanding the fact that the same are on an arm's length basis and in the ordinary course of business, as per the requirements of the provisions of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 ("SEBI Listing Regulations").

As per the prevailing Regulation 2(1)(zc)(i) read with the proviso to Regulation 23(1) of the SEBI Listing Regulations, transactions involving transfer of resources, services or obligations between a listed entity or any of its subsidiaries on one hand and a related party of the listed entity or any of its subsidiaries on the other hand will be considered as "related party transactions", and as "material related party transactions", if the transaction to be entered into individually or taken together with previous transactions during a financial year, exceeds Rs. 10.00 billion or 10% of the annual consolidated turnover of the listed entity as per the last audited financial statements of the listed entity, whichever is lower.

ICICI Securities Primary Dealership Limited ("ISec PD") is an unlisted wholly owned subsidiary of the Bank, which ceased to be a high value debt listed entity with effect from April 1, 2025 pursuant to the recent amendments made in SEBI Listing Regulations. ISec PD actively engages in investment in securities issued by the related parties, purchase/sale of securities from/to related parties in secondary market (issued by related or unrelated parties) and borrowing from related parties through issuance of debt securities at prevailing market rates/fair values and as per applicable RBI regulations.

In view of the above, approval of the Members is sought for the following:

Particulars	Details of transactions
Name of the party undertaking the transaction	ICICI Securities Primary Dealership Limited (Subsidiary of the Bank)
Name of the related party and relationship

I. ICICI Prudential Life Insurance Company Limited (Subsidiary of the Bank)

II. ICICI Lombard General Insurance Company Limited (Subsidiary of the Bank)

III. India Infradebt Limited (Associate of the Bank)

Type of transaction

• Investment in securities issued by the related parties

• Purchase/sale of securities from/to related parties in secondary market (issued by related or unrelated parties)

• Borrowing through issuance of debt securities to related parties

Value of the transaction	I. ICICI Prudential Life Insurance Company Limited: Rs. 300.00 billion II. ICICI Lombard General Insurance Company Limited: Rs. 100.00 billion III. India Infradebt Limited: Rs. 225.00 billion
Material terms and particulars of the transaction

Investment in securities: Investment in non-SLR securities is permitted by RBI. ISec PD subscribes to the securities issued by Related Parties at the prevailing market rate and on the same terms at which securities are offered to all prospective investors.

Purchase/sale of securities: Purchase/sale transactions are permitted by RBI and are done in accordance with Investment Policy of ISec PD in secondary market at prevailing market rates.

Borrowing through debt securities: Borrowing through issuance of debt securities is permitted by RBI which can be subscribed by market participants including related parties.

Covenants, tenure, repayment schedule, secured/unsecured and nature of security, interest rate etc. will be as per the terms of the issuance of securities as decided by the respective issuer of securities.

Nature of concern or interest of the related party(financial/otherwise)

The Related Parties would be the investee/investor where ISec PD invests/issues the securities in primary market.

The Related Parties would be buyer/seller of the securities (issued by related/ unrelated parties) where ISec PD would sell/purchase securities in secondary market.

Tenure of the transaction	In each case tenure depends on the terms of issue, type of instrument and maturity date.
% of value of transaction/the Bank's annual consolidated turnover for immediately preceding financial year (Based on consolidated turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 10.18% II. ICICI Lombard General Insurance Company Limited: 3.39% III. India Infradebt Limited: 7.64%
For a related party transaction involving a subsidiary, percentage calculated on the basis of the subsidiary’s annual turnover on a standalone basis (Based on turnover for FY2025)	I. ICICI Prudential Life Insurance Company Limited: 63.18% II. ICICI Lombard General Insurance Company Limited: 30.81%

Details of financial indebtedness incurred and cost of funds for making of investments	• Investment in securities: There is no specific indebtedness incurred to make this investment. • Purchase/sale of securities: Not applicable • Borrowing through debt securities: Not applicable
Source of funds in connection with the proposed transaction	Proceeds of short-term and long-term borrowings from market.
Applicable terms, including covenants, tenure, interest rate and repayment schedule, whether secured or unsecured; if secured, the nature of security

Investment in securities: No specific indebtedness incurred to make these investments. Therefore, disclosure of applicable terms is not applicable.

Purchase/sale of securities: Not Applicable

Borrowing through debt securities: Not applicable

Purpose for which the funds will be utilised by the ultimate beneficiary of funds (end-usage)

Investment in securities: The funds raised are utilised for strengthening of solvency ratio and/or to facilitate growth of the Company.

Purchase/sale of securities : Not Applicable

Borrowing through debt securities : Not Applicable

Justification as to why the related party transaction is in the interest of the listed entity

ISec PD actively engages in investment in securities issued by the related parties, purchase/sale of securities (issued by related/unrelated parties) from/ to related parties in secondary market and borrowing from related parties through issuance of debt securities for its balance sheet management including the maintenance of required regulatory ratio, and to optimise profits from the trading portfolio by taking advantage of market opportunities.

These transactions are permitted under relevant RBI directions and is in furtherance of the business of ISec PD and therefore, in the interest of the entity.

Valuation or other external party report	Transactions are done at prevailing market rates/fair values, on an arm’s length basis and no valuation report has been relied upon for these transactions.

ISec PD may be required to enter into contracts and/ or transactions and/or arrangements, as stated in the resolution at Item No. 24 during FY2027, on an arm’s length basis and in the ordinary course of business, with the Related Parties mentioned herein.

These transactions, during FY2027, between ICICI Securities Primary Dealership Limited on one side and the Related Parties as mentioned above, separately on the other side, may exceed the threshold of "material related party transactions" under the SEBI Listing Regulations i.e. Rs. 10.00 billion or 10% of the annual consolidated turnover of the Bank as per the last audited financial statements of the Bank, whichever is lower, for each such party. All these transactions will be executed on an arm’s length basis and in the ordinary course of business of ICICI Securities Primary Dealership Limited.

None of the Directors, Key Managerial Personnel and their relatives, other than to the extent of their shareholding/ directorships, if any, in the Bank and in any of the entities mentioned above, are concerned/interested in the above resolution.

Based on the information on the proposed transactions, the Audit Committee has approved entering into the said transactions and the Board of the Bank has reviewed and recommended that the approval of the Members also be sought for the resolution contained at Item No. 24 herein.

The Board, therefore, recommends the passing of the Ordinary Resolution at Item No. 24 of the accompanying Notice, for the approval of the Members.

The Members may please note that in terms of provisions of the SEBI Listing Regulations, no related party/ies shall vote to approve the Ordinary Resolution at Item No. 24 of the accompanying Notice.

By Order of the Board

Prachiti D. Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 19, 2025

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-40088900

ANNEXURE I TO ITEM NOS. 7 TO 11 OF THE NOTICE

[Pursuant to Regulation 36(3) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and Secretarial Standard on General Meetings issued by the Institute of Company Secretaries of India]

Mr. Sandeep Bakhshi

Name of the Director	Mr. Sandeep Bakhshi (DIN: 00109206)
Age	65 years 1 month
Date of first appointment on Board

The Board at its meeting held on June 18, 2018 approved the appointment of Mr. Sandeep Bakhshi as a Wholetime Director and Chief Operating Officer (Designate). RBI and Members approved the said appointment effective July 31, 2018.

The Board at its meeting held on October 4, 2018 approved the appointment of Mr. Bakhshi as MD & CEO for a period of five years, subject to the approval of RBI and Members. RBI and Members approved the appointment of Mr. Bakhshi as MD & CEO for a period effective from October 15, 2018 upto October 3, 2023.

The Board at its meeting held on October 22, 2022 and the Members at the Annual General Meeting held on August 30, 2023 approved the re-appointment of Mr. Bakhshi as MD & CEO for a period of three years with effect from October 4, 2023 to October 3, 2026, subject to the approval of RBI. RBI vide its letter dated September 11, 2023 approved the re-appointment of Mr. Bakhshi as MD & CEO for a period effective from October 4, 2023 to October 3, 2026.

Brief resume including qualification and experience

Mr. Sandeep Bakhshi has been with the ICICI Group since 1986 and has handled various assignments across the group in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance.

He grew up in a defence services family and has attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur.

Expertise in specific functional areas	Banking, Finance, Business Management, Insurance
Other Directorships (as on July 11, 2025)	None
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 11, 2025)

ICICI Bank Limited

• Credit Committee - Chairperson

• Review Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification and classification of wilful defaulters - Chairperson

• Customer Service Committee

• Committee of Executive Directors

• Committee of Senior Management

• Asset Liability Management Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 11, 2025)	270,000 equity shares
No. of board meetings attended during the financial year (FY2025)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Bakhshi in FY2025 are provided in the Board’s Report.

Mr. Sandeep Batra

Name of the Director	Mr. Sandeep Batra (DIN: 03620913)
Age	59 years 6 months
Date of first appointment on Board

The Members at the Annual General Meeting held on August 9, 2019 approved the appointment of Mr. Sandeep Batra as a Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 7, 2019 or the date of receipt of approval from RBI, whichever is later. RBI vide its letter dated December 22, 2020 communicated its approval for the appointment of Mr. Batra as Executive Director of the Bank for a period of three years from the date of his taking charge as Executive Director. The Board of Directors vide a circular resolution dated December 23, 2020 recorded December 23, 2020 as the effective date of appointment and taking charge by Mr. Batra as Executive Director of the Bank.

The Board at its meeting held on May 28, 2023 approved the re-appointment of Mr. Batra for a further period of two years with effect from December 23, 2023 to December 22, 2025 subject to the approval of RBI. This term of two years is within the five years term as approved by the Members. RBI vide its letter dated December 20, 2023, communicated its approval for the re-appointment of Mr. Batra as Executive Director of the Bank with effect from December 23, 2023 till December 22, 2025.

The Board at its meeting held on January 25, 2025, approved the re-appointment of Mr. Batra as Executive Director of the Bank for a further period of two years with effect from December 23, 2025 to December 22, 2027, subject to the approval of RBI and Members. RBI vide its letter dated June 16, 2025, communicated its approval for the said re-appointment.

Brief resume including qualification and experience

Mr. Sandeep Batra is responsible for the Corporate Centre of the Bank since July 2018.

He has been with ICICI Group since September 2000 and has worked in various areas across the Group.

He is a Chartered Accountant and Company Secretary by qualification.

Expertise in specific functional areas	Accountancy, Banking, Finance, Law, Information Technology, Human Resources, Risk Management, Business Management, Insurance, Securities, Governance, Economics
Other Directorships (as on July 11, 2025)

1. ICICI Prudential Life Insurance Company Limited, Chairperson

2. ICICI Prudential Asset Management Company Limited, Chairperson

3. ICICI Venture Funds Management Company Limited, Chairperson

4. ICICI Lombard General Insurance Company Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 11, 2025)

ICICI Bank Limited

• Risk Committee

• Information Technology Strategy Committee

• Stakeholders Relationship Committee

• Review Committee (Gross Principal Outstanding <= Rs. 750.0 million) for identification & classification of wilful defaulters#

• Identification Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters#

• Committee of Executive Directors

• Committee of Senior Management

• Asset Liability Management Committee

• Executive Investment Committee

# Any Executive Director who attends the meeting shall chair the same.

ICICI Prudential Life Insurance Company Limited

• Board Risk Management Committee

• Board Investment Committee

• Board Information Technology Strategy Committee

• Board Nomination and Remuneration Committee

ICICI Lombard General Insurance Company Limited

• Audit Committee

• Investment Committee

• Information Technology Strategy Committee

ICICI Prudential Asset Management Company Limited

• Initial Public Offer (IPO) Committee - Chairperson

• Investment Committee - Chairperson

• Information Technology Strategy Committee

• Nomination and Remuneration Committee

ICICI Venture Funds Management Company Limited

• Nomination & Remuneration Committee - Chairperson

• Audit Committee

Listed entities from which the Director has resigned in the past three years	None
Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 11, 2025)	605,145 equity shares
No. of board meetings attended during the financial year (FY2025)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Batra in FY2025 are provided in the Board’s Report.

Mr. Rakesh Jha

Name of the Director	Mr. Rakesh Jha (DIN: 00042075)
Age	53 years and 8 months
Date of first appointment on Board

The Board at its meeting held on April 23, 2022, subject to the approval of RBI and Members, approved the appointment of Mr. Rakesh Jha as an Additional Director and Wholetime Director (designated as Executive Director) of the Bank for a period of five years effective from May 1, 2022 or the date of approval of his appointment by RBI, whichever is later.

The Members at the Annual General Meeting held on August 30, 2022 approved the appointment of Mr. Jha as a Wholetime Director (designated as Executive Director) for a period of five years effective May 1, 2022 or the date of approval of his appointment by RBI, whichever is later. RBI vide its letter dated September 2, 2022 communicated its approval for the appointment of Mr. Jha as Executive Director of the Bank for a period of three years from the date of its approval, i.e. September 2, 2022.

The Board at its meeting held on January 25, 2025, approved the filing of an application with RBI for the re-appointment of Mr. Jha as Executive Director of the Bank for a further period of two years effective from September 2, 2025 to September 1, 2027 which was within the five years term as previously approved by the Board and Members. RBI vide its letter dated June 12, 2025, communicated its approval for the re-appointment of Rakesh Jha as Executive Director of the Bank with effect from September 2, 2025 till September 1, 2027.

Brief resume including qualification and experience

Mr. Rakesh Jha is responsible for the retail, small enterprises and corporate banking businesses of the Bank.

He has been with ICICI since 1996 and has worked in various areas. He was the Group Chief Financial Officer in his previous role.

He has a management degree from the Indian Institute of Management, Lucknow and an engineering degree from Indian Institute of Technology, Delhi.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Economics, Information Technology
Other Directorships (as on July 11, 2025)

1. ICICI Lombard General Insurance Company Limited, Chairperson

2. ICICI Home Finance Company Limited, Chairperson

3. ICICI Securities Limited, Chairperson

4. ICICI Venture Funds Management Company Limited

Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 11, 2025)

ICICI Bank Limited

• Corporate Social Responsibility Committee

• Credit Committee

• Customer Service Committee

• Fraud Monitoring Committee

• Review Committee (Gross Principal Outstanding <= Rs. 750.0 million) for identification & classification of wilful defaulters#

• Identification Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters#

• Committee of Executive Directors

• Committee of Senior Management

• Asset Liability Management Committee

• Executive Investment Committee

# Any Executive Director who attends the meeting shall chair the same.

ICICI Lombard General Insurance Company Limited

• Risk Management Committee

• Board Nomination and Remuneration Committee

ICICI Home Finance Company Limited

• Board Governance, Nomination and Remuneration Committee

• Management Committee

• Committee of Directors

ICICI Securities Limited

• Nomination & Remuneration Committee

• Risk Management Committee

ICICI Venture Funds Management Company Limited

• Audit Committee - Chairperson

• Corporate Social Responsibility Committee - Chairperson

• Nomination & Remuneration Committee

Relationship with other Directors, Managers and other Key Managerial Personnel of the Company	None
No. of equity shares held in the Company (as on July 11, 2025)	112,300 equity shares
No. of board meetings attended during the financial year (FY2025)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Jha in FY2025 are provided in the Board’s Report.

Mr. Ajay Kumar Gupta

Name of the Director	Mr. Ajay Kumar Gupta (DIN: 07580795)
Age	58 years and 5 months
Date of first appointment on Board

The Board at its meeting held on November 24, 2023 approved the appointment of Mr. Ajay Kumar Gupta as an Additional Director and Whole-time Director (designated as Executive Director) of the Bank subject to such other approvals, as may be required, effective from November 27, 2023 or the date of approval from RBI, whichever is later until November 26, 2026.

RBI, vide its letter dated March 13, 2024, communicated its approval for the appointment of Mr. Gupta as whole-time Director (Executive Director) of the Bank from the date of his taking charge till November 26, 2026. Accordingly, the Board of Directors of the Bank recorded March 15, 2024 as the effective date of appointment and taking charge by Mr. Gupta as Executive Director of the Bank. The Members through Postal Ballot on May 14, 2024 approved the appointment of Mr. Gupta as a Director and Whole-time Director (designated as Executive Director) with effect from March 15, 2024 till November 26, 2026.

Brief resume including qualification and experience

Mr. Ajay Kumar Gupta is responsible for credit underwriting and process management for the Retail and Business Banking, Operations, Technology and Data Sciences and Analytics function of the Bank.

He has been with ICICI Group since November 25, 1991 and his previous assignments and experience are across Corporate Banking, Project Finance, SME, Debt Service Management, Credit & Policy and Operations.

He is a Chartered Accountant, 1991.

Expertise in specific functional areas	Banking, Business Management, Risk Management, Finance, Accountancy, Small Scale Industry, Payment and Settlement System, Information Technology
Other Directorships (as on July 11, 2025)	1. i-Process Services (India) Limited (formerly known as i-Process Services (India) Private Limited), Chairperson 2. ICICI Securities Limited 3. ICICI Home Finance Company Limited
Chairmanship/Membership of Committees in Companies in which position of Director is held (as on July 11, 2025)

ICICI Bank Limited

• Information Technology Strategy Committee

• Stakeholders Relationship Committee

• Committee of Executive Directors

• Committee of Senior Management

• Asset Liability Management Committee

• Executive Investment Committee

• Review Committee (Gross Principal Outstanding <= Rs. 750.0 million) for identification & classification of wilful defaulters#

• Identification Committee (Gross Principal Outstanding > Rs. 750.0 million) for identification & classification of wilful defaulters#

# Any Executive Director who attends the meeting shall chair the same.

ICICI Securities Limited

• Audit Committee

• Information Technology and Cybersecurity Committee

ICICI Home Finance Company Limited

• Information Technology (IT) Strategy Committee

• Management Committee

Relationship with other Directors, Managers and other Key Managerial of the Company	None
No. of equity shares held in the Company (as on July 11, 2025)	497,568 equity shares
No. of board meetings attended during the financial year (FY2025)	9/9
Terms and conditions of appointment or re-appointment including remuneration

Terms of remuneration as approved by RBI and Members from time to time.

The details of remuneration (including perquisites and retiral benefits) paid to Mr. Gupta in FY2025 are provided in the Board’s Report.

By Order of the Board

Prachiti D. Lalingkar

Company Secretary

ACS: 20744

Mumbai, July 19, 2025

CIN: L65190GJ1994PLC021012

Website: www.icicibank.com

E-mail: companysecretary@icicibank.com

Registered Office: ICICI Bank Tower Near Chakli Circle Old Padra Road Vadodara 390 007 Phone: 0265-6722239	Corporate Office: ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051 Phone: 022-40088900

ANNEXURE II

INSTRUCTIONS ON DEDUCTION OF TAX AT SOURCE ON DIVIDEND

As per the prevailing provisions under the Income-tax Act, 1961 (“the Act”), dividend paid or distributed by the Bank is taxable in the hands of the shareholders. The Bank shall therefore be required to deduct tax at source (TDS) under Section 194 of the Act or Section 195 of the Act at the prescribed rates at the time of making payment of the said dividend to shareholders. The TDS rate would vary depending on the residential status of the shareholder and the documents submitted by them and accepted by the Bank. Further, higher rate of TDS would be applicable if pursuant to Section 206AA of the Act valid permanent account number (PAN) has not been provided by shareholder or pursuant to Section 139AA of the Act where PAN is inoperative due to non-linking with Aadhaar.

Accordingly, the final dividend will be paid by the Bank after deducting tax at source, as applicable, as explained herein.

A. Resident Shareholders

1.	For Resident Shareholders, TDS will be applicable at 10% on the amount of dividend. In case valid PAN is not provided or PAN-Aadhaar is not linked, then the TDS will be applicable at 20% of the amount of dividend. Accordingly, shareholders who have not provided their PAN are requested to provide the same to the Bank or KFin Technologies Limited (“KFin Technologies”), Registrar & Share Transfer Agent (“R & T Agent”) for equity shares of the Bank (in respect of shares held in physical form) or to the Depository Participant (in respect of shares held in dematerialised form) immediately. Further, shareholders who have not linked their PAN with Aadhaar are requested to get it linked.

No tax shall be deducted on the dividend payable if either of the below two conditions are fulfilled:

•	Total dividend payable to a resident individual shareholder does not exceed Rs. 10,000 per year.

•	The shareholder has provided duly filled and signed Form 15G (applicable to any Person other than a company or a Firm)/Form 15H (applicable to an Individual above the age of 60 years) for previous year 2025-26 relevant to assessment year 2026-27 with valid PAN and provided that all the required eligibility conditions are met.

2.	The following Tax Resident Shareholders should be eligible for nil/lower rate of TDS upon providing the documents to the Bank mentioned hereunder to the satisfaction of the Bank:

No.	Particulars	Applicable Rate of TDS	Documents Required
a.	Insurance Companies	Nil	• Declaration that it is an Insurance company as specified under Proviso to Section 194 of the Act • Self-attested copy of certificate of registration with IRDAI • Self-attested copy of PAN card

b.	Government, Reserve Bank of India (RBI), Specified Corporations established by or under Central Act whose income is exempt from tax, and Mutual Funds specified under Section 10(23D) of the Act	Nil	• Declaration that it is covered by Section 196 of the Act read with Circulars issued thereunder. • Self-attested copy of relevant registration documents • Self-attested copy of PAN card
c.	Category - I & II Alternative Investment Funds (AIF) registered with the Securities and Exchange Board of India (SEBI)	Nil

•     Declaration that its income is exempt under Section 10(23FBA) of the Act and they are governed by SEBI regulations as Category I or Category II AIF

•     Self-attested copy of SEBI AIF registration certificate

•     Self-attested copy of the PAN card

d.	Shareholders exempted from TDS provisions in terms of any provisions of the Act or CBDT Circular or notification	Nil rate of TDS

•     Declaration that it is covered by CBDT circular or Notification

•     Documentary evidence supporting the exemption status in terms of any provisions of the Act or CBDT Circular or notification

•     Self-attested copy of PAN card

e.	All resident shareholders	Rate specified in the lower or nil deduction certificate issued by the income tax department	• Self-attested copy of certificate under Section 197 of the Act • Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A

B. Non-Resident Shareholders

1.	For Non-resident shareholder being Depositary for American Depository Receipt (ADR), TDS will be applicable under Section 196C of the Act at 10% on the amount of dividend payable.

2.	For Non-resident institutional shareholders being Foreign Institutional Investor/Foreign Portfolio Investor (FII/FPI), TDS will be applicable under Section 196D of the Act, at 20% or as per the rate in any applicable Double Tax Avoidance Agreement (tax treaty) on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

3.	For other Non-resident shareholders, TDS will be applicable in accordance with the provisions of Section 195 of the Act, at the rates in force which is currently 20% or as per the rate in any applicable tax treaty on submission of documents mentioned below, whichever is lower, on the amount of dividend payable.

4.	If certificate under Section 197/195 of the Act is obtained by Non-resident shareholders for lower/ Nil withholding of taxes, rate specified in the said certificate shall be considered based on submission of self-attested copy of the same. Please note the TAN of ICICI Bank Limited to be mentioned in the lower deduction certificate as MUMI16212A.

Pursuant to Section 90(2) of the Act, Non-resident shareholders (other than Depositary for ADRs) have the option to avail the benefit of tax treaty between India and the countries of their tax residence for which such Non-resident shareholders will have to provide the following documents, to the satisfaction of the Bank:

1.	Self-attested copy of the PAN allotted by the Indian Income Tax authorities; If the PAN is not allotted, please submit self-declaration.

2.	Self-attested copy of Tax Residency Certificate (TRC) (for FY 2025-26) obtained from the tax authorities of the country of which the shareholder is resident. In case, the TRC is furnished in a language other than English, the said TRC would have to be translated from such other language to English language and thereafter duly notarized and apostilled copy of the TRC would have to be provided.

3.	Self-declaration in online filed Form 10F for FY 2025-26 on the Income Tax portal, if all the details required in this form are not mentioned in the TRC.

4.	Self-declaration by the non-resident shareholder as to:

•	Eligibility to claim tax treaty benefits based on the tax residential status of the shareholder;

•	The shareholder did not at any time during the relevant year have permanent establishment/ fixed base in India in accordance with the applicable tax treaty;

•	Shareholder being the beneficial owner of the dividend income to be received on the equity shares.

Please note that in case of Non-resident shareholders Self Declaration of No Permanent Establishment and Beneficial ownership should be on the letterhead of the shareholder for claiming tax treaty benefits.

Please note that the Bank in its sole and absolute discretion reserves the right to call for any further information and/or to apply domestic law/tax treaty for TDS.

GENERAL INSTRUCTIONS

1.	All the above referred TDS rates shall be duly enhanced by applicable surcharge and cess, wherever applicable.

2.	Shareholders holding shares in dematerialised mode, are requested to update their details such as tax residential status, PAN, bank account details, postal address, email address, mobile number and nomination with their depository participants.

Shareholders holding shares in physical mode are requested to update the aforementioned details by submitting the relevant Forms to KFin Technologies. The Forms are available on the website of the Bank at https: //www.icicibank.com/about-us/invest-relations and on the website of KFin Technologies at https://ris.kfintech.com/clientservices/isc/isrforms. aspx.

In case of non-updation of PAN or contact details or mobile number or bank account details or specimen signature, in respect of physical folios, shareholders please note that as mandated by SEBI, dividend shall be paid only through electronic mode upon furnishing all the aforesaid details in entirety.

3.	Shareholders holding shares under multiple accounts under different status/categories and single PAN, may note that highest rate of tax as applicable to the status in which shares held under a PAN will be considered on their entire holding in different accounts.

4.	As per Rule 37BA of the Income-tax Rules, 1962, in case where the dividend is received in the hands of one person but is assessable in the hands of other person, the tax may be deducted in the name of such other person if the first-mentioned person provides a declaration.

5.	Please note that for the purpose of complying with the applicable TDS provisions, the Bank will rely on the above-mentioned information as on record date i.e. August 12, 2025 as per the details available with the Depositories/R & T Agent.

6.	In order to enable the Bank to determine the appropriate tax rate at which tax has to be deducted at source under the respective provisions of the Act, Shareholders are requested to provide/submit documents as applicable to them on or before August 12, 2025 (6:00 p.m. IST) at https://ris.kfintech. com/form15/forms.aspx?q=0

7.	The dividend will be paid after deduction of tax at source as determined on the basis of the documents provided by the respective shareholders as applicable to them and being found to be complete and satisfactory in accordance with the Act. The Bank shall arrange to dispatch the TDS certificate to the shareholder.

8.	No communication on the tax determination/ deduction in respect of the said dividend shall be entertained post the above mentioned date and time. It may be further noted that in case the tax on said dividend is deducted at a higher rate in absence of receipt of the aforementioned details/ documents, there would still be an option available with the shareholder to file the return of income and claim an appropriate refund, if eligible. Further, it may kindly be noted that no claim shall lie against the Bank for such taxes deducted.

All communications/queries in this respect should be sent to email address at einward.ris@kfintech.com

9.	In the event of any income tax demand (including interest, penalty, etc.) arising from any misrepresentation, inaccuracy or omission of information provided/to be provided by the Shareholder(s), such Shareholder(s) will be responsible to indemnify the Bank and also, provide the Bank with all information/documents and co-operation in any proceedings.

10.	This communication shall not be treated as an advice from the Bank. Shareholders should obtain tax advice related to their tax matters from a tax professional.

11.	The Bank will be relying on the information verified from the functionality or facility available on the Income Tax website for ascertaining the income tax compliance for whom higher rate of TDS shall be applicable under Section 139AA of the Act.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date	: August 5, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India